FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 - Identity of Company

1.1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")

400 Burrard Street, Suite 1050
Vancouver, BC V6C 3A6

1.2 Executive Officer

Andrée St-Germain

Chief Financial Officer

Telephone: 604.416.0576

Item 2 - Details of Acquisition

2.1 Nature of Business Acquired

On November 8, 2024, Integra completed the acquisition of all of the issued and outstanding common shares (the "FCGI Shares") of Florida Canyon Gold Inc. ("FCGI") by way of a court-approved plan of arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act, in accordance with the terms of the arrangement agreement between the Company and FCGI dated July 28, 2024, as amended September 3, 2024. Following the completion of the Arrangement, FCGI became a wholly-owned subsidiary of Integra.

FCGI is a Canadian-based junior gold producer with assets in the United States. The principal operating asset of FCGI is the Florida Canyon mine in Nevada. Detailed information about the Arrangement and the businesses of each of Integra and FCGI can be found in the management information circular of FCGI dated September 19, 2024 and the listing application of FCGI on TSX Venture Exchange Form 2B dated July 12, 2024, each of which are filed and available on the SEDAR+ profile of FCGI at www.sedarplus.ca.

2.2 Acquisition Date

November 8, 2024.

2.3 Consideration

In connection with the Arrangement, former holders of FCGI Shares received 0.467 of a common share of Integra (each, an "Integra Share") for each FCGI Share held (the "Exchange Ratio"). In aggregate, the Company issued 65,213,010 Integra Shares under the Arrangement.

In addition, Integra issued 923,010 stock options of the Company in exchange for options of FCGI outstanding as at November 8, 2024, adjusted as to number and price in accordance with the Exchange Ratio. Each option is exercisable for 0.1 of an Integra Share.

Prior to the completion of the Arrangement, the Company completed a marketed private placement oﬀering of 14,900,000 subscription receipts (the "Subscription Receipts") for aggregate gross proceeds of approximately $20,000,000, which closed in escrow on August 21, 2024. On completion of the Arrangement, each outstanding Subscription Receipt was converted into one Integra Share and the net proceeds from the oﬀering were released from escrow. The net proceeds of the oﬀering are expected to be used to fund mine optimization opportunities at the Florida Canyon mine, continued advancement of DeLamar and Nevada North and for general corporate purposes. Integra also drew a second advance under its convertible loan facility with Beedie Investments Ltd. in the principal amount of US$5 million immediately following completion of the Arrangement. Neither the offering of Subscription Receipts nor the second advance was a condition precedent to the completion of the Arrangement.

2.4 Effect on Financial Position

Prior to the Arrangement, the Company was focused on the exploration and development of its portfolio of exploration and development stage oxide heap leach gold-silver projects within the Great Basin of the Western United States. As a result of the Arrangement, the Company diversiﬁed its portfolio of projects by adding a gold and silver producer within 40 miles of its existing projects. Following completion of the Arrangement, the Florida Canyon mine in Nevada became a material property of the Company.

The Company will continue the current business of FCGI going forward and does not at present have any plans or proposals for material changes in the Company's or FCGI's aﬀairs (corporate structure, personnel or management) that will have an impact on the ﬁnancial performance and ﬁnancial position of the Company.

The effect of the Arrangement on the financial position of Integra is outlined in the unaudited pro forma condensed consolidated financial statements referred to in Item 3, which shows the effect of the Arrangement on the results of operations and on the financial position of Integra.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

The Arrangement was not with an informed person, associate or aﬃliate of the Company.

2.7 Date of Report

November 8, 2024.

Item 3 - Financial Statements and Other Information

The following ﬁnancial statements, both of which are ﬁled and available on SEDAR+ under FCGI's proﬁle at www.sedarplus.ca, are attached to this Business Acquisition Report: (i) audited combined financial statements for the years ended December 31, 2023 and December 31, 2022 of FCGI and the notes thereto, together with the auditor's report thereon, attached hereto as Schedule "A"; and (ii) unaudited interim condensed combined financial statements for the three and six months ended June 30, 2024 of FCGI and the notes thereto, attached hereto as Schedule "B".

In addition, attached as Schedule "C" is the unaudited pro forma condensed consolidated financial statements of the Company that gives effect to the Arrangement, comprised of the unaudited pro forma consolidated balance sheet, the unaudited pro forma consolidated statement of income and earnings per share calculation for the six months ended June 30, 2024, together with notes thereto.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Business Acquisition Report constitute forward-looking information under applicable Canadian, United States and other applicable securities laws, rules and regulations, including, without limitation the expected production from Valentine. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Integra's current beliefs or assumptions as to the outcome and timing of such future events. There can be no assurance that such statements will prove to be accurate, as Integra's actual results and future events could differ materially from those anticipated in these forward-looking statements. Factors that could cause actual results and future events to differ materially from those anticipated in these forward-looking statements include the estimated costs associated with the advancement of Integra's projects and Integra's ability to achieve the synergies expected as a result of the Arrangement. Important factors that could cause actual results to differ materially from Integra's expectations include risks associated with the business of Integra; risks related to exploration, development and production of projects; business and economic conditions in the mining industry generally; fluctuations in commodity prices and currency exchange rates; the need for cooperation of government agencies and indigenous groups in the exploration and development of properties and the issuance of required permits; the potential need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; and other risk factors as detailed from time to time and additional risks identified in Integra's and FCGI's filings with Canadian securities regulators on SEDAR+ in Canada (available at www.sedarplus.ca).

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Integra. The forward-looking information contained in this Business Acquisition Report is made as of the date hereof and Integra undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

SCHEDULE "A"

Florida Canyon Gold Inc.

Combined Financial Statements

For the years ended December 31, 2023 and December 31, 2022

Independent auditor's report

To the Board of Directors of Florida Canyon Gold Inc.

Our opinion

In our opinion, the accompanying combined financial statements present fairly, in all material respects, the financial position of the entities set out in note 1 to the combined financial statements (together, the Company) as at December 31, 2023 and 2022 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company's combined financial statements comprise:

• the combined statements of loss and comprehensive loss for the years ended December 31, 2023 and 2022;

• the combined statements of financial position as at December 31, 2023 and 2022;

• the combined statements of changes in shareholders' equity for the years ended December 31, 2023 and 2022;

• the combined statements of cash flows for the years ended December 31, 2023 and 2022; and

• the notes to the combined financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the combined financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the combined financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T.: +1 416 863 1133, F.: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Emphasis of matter - combined financial statements

We draw attention to the fact that, as described in note 2 to the combined financial statements, the entities included in the combined financial statements have not operated as a single entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the entities had operated as a single entity during the years presented or of future results of the Company. Our opinion is not modified in respect of this matter.

Other information

Management of the Company (management) is responsible for the other information. The other information comprises the Management's Discussion and Analysis.

Our opinion on the combined financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the combined financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the combined financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the combined financial statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the combined financial statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the combined financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the combined financial statements, including the disclosures, and whether the combined financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
July 12, 2024

FLORIDA CANYON GOLD INC. COMBINED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

	Note	2023	2022
Revenues		312,479	388,341
Cost of sales
Production costs	5	240,107	301,172
Depreciation, depletion and amortization		39,989	63,341
Total cost of sales		280,096	364,513
Gross profit		32,383	23,828
General and administrative expenses	19	10,141	12,725
Exploration expenses		6,460	3,904
Impairment expense	23	28,994	135,547
Loss from operations		(13,212)	(128,348)
Net finance expense	6	(1,330)	(2,431)
Other expenses	7	(159)	(903)
Loss before income taxes		(14,701)	(131,682)
Income tax expense	8	(1,906)	(17,116)
Net loss		(16,607)	(148,798)
Total comprehensive loss		(16,607)	(148,798)

Loss per share
Basic and diluted	24	(0.26)	(2.29)

The accompanying notes are an integral part of these combined financial statements.

FLORIDA CANYON GOLD INC. COMBINED STATEMENTS OF FINANCIAL POSITION (In thousands of United States dollars)

	Note	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		41,064	42,843
Trade and other receivables	10	15,077	15,251
Inventories	11	91,945	94,120
Prepaid income tax		14,179	8,618
Prepaid expenses and other current assets		3,447	5,231
Related party receivable	19	57,073	12,840
Assets held for sale	9	-	17,402
Total current assets		222,785	196,305

Non-current assets
Related party loan receivable	19	-	24,840
Mineral properties, plant and equipment	12	66,945	113,903
Deferred income taxes	8	1,108	2,665
Other non-current assets	13	7,874	4,768
Total assets		298,712	342,481

LIABILITIES
Current liabilities
Trade and other payables	14	30,209	46,285
Current income tax liabilities		5,526	3,114
Current portion of debt		218	-
Current portion of lease liabilities	15	12,038	13,246
Current portion of provisions	16	9,509	8,493
Related party payable	19	56,539	69,530
Liabilities held for sale	9	-	1,466
Total current liabilities		114,039	142,134

Non-current liabilities
Debt		91	-
Lease liabilities	15	9,157	18,265
Provisions	16	54,331	48,916
Deferred income taxes	8	8,192	3,654
Other non-current liabilities		996	999
Total liabilities		186,806	213,968

SHAREHOLDERS' EQUITY
Share capital	24	378,003	378,003
Deficit		(266,097)	(249,490)
Total shareholders’ equity		111,906	128,513
Total liabilities and shareholders’ equity		298,712	342,481
Nature of Operations (note 1)
Commitments and Contingencies (note 21)
Events After the Reporting Period (note 24)

Approved by the Board of Directors
/s/ Audra B. Walsh, Director	/s/ Paula Rogers, Director

The accompanying notes are an integral part of these combined financial statements.

FLORIDA CANYON GOLD INC. COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

	Share capital	Deficit	Shareholders' equity
Balance, December 31 2021	378,003	(100,692)	311,755
Net loss	-	(148,798)	(148,798)
Balance, December 31, 2022	378,003	(249,490)	128,513
Net loss	-	(16,607)	(16,607)
Balance, December 31, 2023	378,003	(266,097)	111,906

The accompanying notes are an integral part of these combined financial statements.

FLORIDA CANYON GOLD INC. COMBINED STATEMENTS OF CASH FLOWS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

		Year ended December 31,
	Note	2023	2022
Operating activities
Net loss		(16,607)	(148,798)
Items not affecting cash and other adjustments:
Depreciation, depletion and amortization		40,273	63,594
Net finance expense		1,330	2,431
Unrealized foreign exchange gain		(2,581)	(1,224)
Unrealized gains on derivatives		-	(1,258)
Inventory impairment	11	5,519	22,879
Impairment expense	23	28,994	135,547
Deferred income tax expense		6,095	8,429
Other		1,220	866
		64,243	82,466
Changes in working capital	17	(22,052)	(27,380)
Income taxes paid		(3,326)	(39,492)
Interest received (paid)		828	(183)
Net cash provided by operating activities		39,693	15,411

Investing activities
Expenditures on mineral properties, plant and equipment		(9,300)	(37,849)
Proceeds from sale of exploration and evaluation property and joint venture option agreement	9	10,250	-
Proceeds from disposal of equipment and other		435	2,163
Related party loan receivables		(24,907)	(2,640)
Proceeds from sale of marketable securities, net		-	5,307
Net cash used in investing activities		(23,522)	(33,019)

Financing activities
Debt repayments		(138)	-
Principal lease payments		(13,271)	(9,238)
Related party loan payables		(7,649)	24,386
Payments for settlement of derivatives	22	-	(2,233)
Interest paid		(1,198)	(1,314)
Net cash (used in) provided by financing activities		(22,256)	11,601
Effects of exchange rate changes on cash and cash equivalents		2,839	(1,265)
Net decrease in cash and cash equivalents		(3,246)	(7,272)
Cash and cash equivalents, beginning of year		42,843	51,582
Cash derecognized from assets held for sale	9	1,467	(1,467)

Cash and cash equivalents, end of year		41,064	42,843

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of these combined financial statements.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

1 NATURE OF OPERATIONS

Florida Canyon Gold Inc. (the "Company" or "FCGI") is a Canadian gold company that was formed under the Canada Business Corporation Act by way of a statutory amalgamation on July 8, 2024 between Alio Gold Inc., Castle Gold Corporation, Pediment Gold Corp. and San Anton Resource Corporation (the "Merger Subsidiaries"). Prior to the amalgamation, all of the companies were wholly owned subsidiaries of Argonaut Gold Inc. ("Argonaut" or "Parent"), a publicly listed company on the Toronto Stock Exchange under the Symbol "AR". On March 27, 2024, Argonaut entered into a definitive arrangement agreement (as amended, the "Agreement") to sell all of the issued and outstanding shares of Argonaut (the "Transaction"). Concurrently, FCGI, which comprises Argonaut's assets in the United States and Mexico were spun out to Argonaut's existing shareholders.

The registered office of the Company is located at 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada and its head office is located at 200 Bay Street, Suite 1302, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J3.

The Company has two operating mines: the Florida Canyon mine and the San Agustin mine. Residual production is expected from two additional mines located in Mexico. The La Colorada mine was placed on care and maintenance at the end of 2023 pending a decision on strategic options for the mine, while mining activities ceased at the El Castillo mine in December 2022, and the mine is now in reclamation. The Company also has a development project Cerro del Gallo. The San Agustin mine and the El Castillo mine make up the El Castillo mining complex.

2 MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied in all material respects to all the years presented, unless otherwise noted.

a) Basis of presentation

The combined financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or "IFRS").

The combined financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities measured at fair value.

The preparation of these combined financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in note 3.

These combined financial statements have been prepared to restate all periods to reflect the amalgamation and reorganization described above. The Merger Subsidiaries have been combined for all periods presented as if they were always combined into a single reporting entity including their wholly owned subsidiaries. Share capital for periods prior to the amalgamation represents the share capital of the four amalgamated entities. Intercompany transactions have been eliminated. Earnings per share data has been restated for all periods based on the number of shares issued on reorganization and amalgamation.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

The Merger Subsidiaries included in the combined financial statements have not operated as a single entity. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Merger Subsidiaries had operated as a single entity during the years presented or of future results of the Company.

Inter-company transactions and balances within entities in the Company are eliminated.

These combined financial statements were authorized for issue by the Board of Directors on July 12, 2024.

b) Foreign currency translation

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The combined financial statements are presented in United States ("US") dollars.

Foreign currency exchange gains and losses are presented in the combined statement of loss within other expenses.

c) Cash and cash equivalents

Cash and cash equivalents include cash on hand and other short-term, highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

d) Inventories

Inventories are stated at the lower of weighted average cost and the net realizable value ("NRV"). For work-in-process and finished goods inventories, the NRV is determined by using the estimated gold price at the time of sale less remaining cost of completion to bring the inventory into saleable form. Work-in-process inventory includes ore in the leaching process, stockpiled ore at mining operations, and gold on carbon. Finished goods include gold in doré or bullion. For work-in-process and finished goods inventories, cost includes all direct costs incurred in production, including direct labor and materials, freight, depreciation and amortization of plant and equipment used in the production process, depletion of mineral properties and directly attributable overhead costs. If the NRV is lower than the expected cost of the finished product, the inventory is written down to the NRV. The write down may be reversed if circumstances change. Cost of materials and supplies inventory includes acquisition, freight, and other directly attributable costs.

e) Mineral properties, plant and equipment

i) Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment charges. The cost of buildings, mobile equipment, and plant and processing equipment used in the Company's mining operations are amortized on either a straight-line basis over the estimated useful life of the related asset or on a unit-of-production basis over estimated proven and probable reserves, or other relevant metric. The cost of office equipment, furniture and fixtures, and vehicles is amortized on a straight-line basis over the estimated useful life of the related asset.

ii) Exploration and evaluation assets

Exploration and evaluation expenditures relate to properties where the Company has valid ownership and exploration rights and comprise costs that are directly attributable to:

• researching and analyzing existing exploration data;

• conducting geological studies, exploratory drilling, and sampling;

• examining and testing extraction and treatment methods; and

• activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Exploration and evaluation expenditures for each area of interest are capitalized provided that one of the following conditions is met:

• exploration and evaluation activities in the area of interest have reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves or resources, and active and significant operations in relation to the area are continuing, or planned for the future; or

• such costs are expected to be recouped in full through successful exploration and development of the area of interest or alternatively, by its sale.

Once management has determined that the development potential of the property is economically viable and technically feasible, which generally coincides with the permits for its development and approval of construction, the exploration and evaluation asset is reclassified to assets under construction within mineral properties, plant and equipment. Exploration and evaluation assets are assessed for impairment, and any impairment loss is recognized, before reclassification from exploration and evaluation assets to assets under construction.

Proceeds received from a sale of, or option on, any interest in a mineral property are credited against the carrying value of that property. When interest in a property is sold the accumulated property costs are written-off, with any gain or loss included in the combined statements of income (loss) in the period the transaction takes place.

iii) Mineral properties and mine development costs

The costs of acquiring, exploring and developing mineral properties or property rights, and increasing future output by providing access to additional sources of reserves or resources, are capitalized up to the time the asset is ready to use. Proceeds derived from mining activities and incidental proceeds from the sale of items prior to the assets being ready for use in the manner intended by management are recognized as revenues along with the related costs in the combined statement of loss.

Mineral properties are recorded at cost less accumulated depletion and impairment charges. When assets are ready for use as intended by management, mineral properties and mine development costs are amortized on a unit-of- production basis over the estimated proven and probable reserves, resources or other relevant metrics to which they relate. Mine development costs associated with each distinct section of the mine are amortized over the reserves, resources or other relevant metric to which they relate. Upon sale or abandonment of mineral properties, the cost and related accumulated depletion are written off and any gains or losses thereon are included in the combined statement of loss.

During the production phase, further mining expenditures, including exploration or development costs, incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized to mineral properties. Stripping costs incurred in the production phase are accounted for as variable production costs. However, stripping costs incurred to improve access to the identified component of ore, which are determined using strip ratio methodology, will be capitalized and recorded on the statement of financial position as deferred stripping, a component of mineral properties. The deferred stripping will be depleted on a unit-of-production basis over the reserves that directly benefited from the stripping activity.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

iv) Amortization of mineral properties, plant and equipment

The carrying amounts of mineral properties, plant and equipment are depreciated, depleted or amortized to their estimated residual value over the estimated economic life of the specific assets to which they relate, or using the straight-line method over their estimated useful lives indicated below:

• Plant and equipment - 1 to 20 years straight-line;

• Mineral properties and mine development costs - based on a unit-of-production basis over estimated proven and probable reserves;

• Assets under construction - not amortized; and

• Exploration and evaluation assets - not amortized.

Estimates of residual values, useful lives, and proven and probable reserves are reassessed at least annually, and any change in estimate is considered in the determination of remaining depreciation, depletion, or amortization charges. Depreciation, depletion or amortization commences on the date the asset is available for use as intended by management.

f) Impairment of non-current assets

The carrying values of capitalized non-current assets are reviewed for impairment indicators at each reporting date, or when indicators of impairment are present. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review. The review is based on the Company's intentions for the development of such a project. If a project does not prove viable, all unrecoverable costs associated with the project are charged to the combined statement of loss.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the applicable cash-generating unit ("CGU" or "CGUs") to which the asset belongs. The recoverable amount is determined as the higher of the fair value less cost of disposal ("FVLCD") and the asset's value in use. FVLCD is the amount that would be obtained from the sale of an asset or CGU in an arm's length transaction between knowledgeable and willing parties, less the costs of disposal. For mineral assets, when a third party offer is not readily available, FVLCD is often estimated using a discounted cash flow model using a post-tax discount rate. For certain assets, while calculated FVLCD, the in-situ fair value per ounce is considered for gold equivalent reserves and resources not already considered in the discounted cash flow model. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. Estimated future cash flows are calculated using estimated recoverable reserves or resources, metallurgical recovery estimates, estimated future commodity prices, future production volume, the expected future operating, capital and reclamation costs. The discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset. Determining the discount rate includes appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. In-situ fair value per ounce is calculated based on sale transactions of comparable assets. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the combined statement of loss.

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment charge subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion, or amortization) had no impairment loss been recognized for the asset in prior years. A reversal of impairment is recognized as a gain in the combined statement of loss.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

g) Leases

For contracts that contain a lease, the right-of-use asset and a corresponding liability are recognized at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the combined statement of loss over the lease period or capitalized as an asset under construction when they are considered applicable borrowing costs directly attributable to the construction of mineral properties, plant and equipment. The right-of-use asset is depreciated over the shorter of the asset's useful life or the life-of-mine ("LOM"), on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

• fixed payments (including in-substance fixed payments), less any lease incentives receivable;

• variable lease payments that are based on an index or a rate;

• amounts expected to be payable by the lessee under residual value guarantees;

• the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

• payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

• the amount of the initial measurement of lease liability;

• any lease payments made at or before the commencement date less any lease incentives received;

• any initial direct costs; and

• restoration costs.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

• The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

• The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

• A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

Short-term leases are leases with a lease term of 12 months or less. Payments associated with short-term leases and leases of low-value assets are either expensed on a straight-line basis in the combined statement of loss or capitalized as an asset under construction when they are considered applicable borrowing costs directly attributable to the construction of mineral properties, plant and equipment.

Certain leases contain variable payment terms. Non-principal components of variable lease payments are recognized in the combined statement of loss in the period in which the condition that triggers those payments occurs.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

h) Provisions

Provision is made for closure, reclamation and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the date of the statement of financial position. At the time of establishing the provision, a corresponding asset is capitalized, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates. For properties where mining activities have ceased or are in reclamation, changes to the reclamation provision are charged directly to the combined statement of loss. The provision is discounted using a current market-based, risk-free discount rate and the accretion of the discount is included in finance expenses.

The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

i) Revenue recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, rebates, and sales taxes or duty. Revenue from the sale of goods is recognized when control has transferred, which is generally considered to occur when title passes to the customer. Once the title has passed to the customer, the significant risks and rewards of ownership have been transferred, and the customer is able to direct the use of and obtain substantially all the remaining benefits from the goods.

j) Income taxes

The separate return method was applied in the preparation of the combined financial statements.

Current tax for each taxable entity of the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous years.

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred income tax assets and liabilities are recognized for all taxable temporary differences except where the deferred income tax asset and liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss.

Deferred income tax assets also consist of carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each reporting date and deferred income tax assets where it is no longer probable that sufficient taxable profit is available to allow all or part of the asset to be utilized are not recognized.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is expected to be settled or the asset is expected to be realized, based on tax rates and tax laws enacted or substantively enacted at the date of the statement of financial position. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred taxes relating to items recognized directly in equity are recognized in equity and not in the combined statement of loss.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

k) Financial instruments

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, financial instruments are measured at fair value, net of the attributable transaction costs, except for financial assets and liabilities classified as fair value through profit and loss ("FVTPL"). The transaction costs attributable to assets and liabilities carried at FVTPL are expensed in the period in which they are incurred.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when the Company's obligations are discharged, cancelled, or expire.

On initial recognition, financial assets and liabilities are classified as and measured as follows:

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial liabilities are measured at amortized cost unless they are measured at FVTPL. These liabilities were recorded using the effective interest rate method and are initially recorded at fair value, net of transaction costs incurred. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the combined statement of loss over the period of the debt using the effective interest method.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost, fair value through other comprehensive income or not designated in hedge relationships. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the combined statement of loss.

Financial liabilities are measured at FVTPL if they are specific liabilities, including derivatives, which cannot be classified as financial liabilities at amortized cost or not designated in hedge relationships. The Company initially recognizes these financial liabilities at their fair value with subsequent changes to fair values recognized in the combined statement of loss.

The Company may hold derivative financial instruments to hedge market risk exposures. These financial instruments are measured at fair value at each reporting period.

l) Earnings (loss) per share

Earnings (loss) per share has been presented for all periods based on the number of shares issued on the reorganization and amalgamation. Diluted earnings per share is calculated using the treasury method whereby proceeds from the exercise of share based compensation and the amount of compensation expense measured but not yet recognized in the combined statement of income are assumed to be used to purchase common shares of the Company at the average market price during the period. The diluted earnings per share excludes any potential conversion of stock options that would increase earnings per share. In periods of loss diluted loss per share is the same as basic loss per share as the effect would be dilutive.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

m) Share capital

The proceeds from the issuance of the common shares and the exercise of stock options together with the fair value of stock options previously recorded over the vesting period are recorded as share capital. Incremental costs directly attributable to the issue of common shares are charged to share capital.

n) Share based compensation

The Company grants share base awards to its directors and employees. The fair value of the awards is recognized over the vesting period as compensation expense and contributed surplus. The fair value of options is determined using the Black- Scholes option pricing model using estimates at the date of the grant. At each reporting period date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed. The change in cumulative expense is recognized in the combined statement of loss and contributed surplus. No expense is recognized for awards that do not ultimately vest. When stock options are exercised, the proceeds received together with any related amount in contributed surplus are credited to share capital.

3 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

a) The preparation of combined financial statements requires significant areas where estimates and judgment is applied. The following describe the accounting estimates in judgments that have the most significant effect on the amounts recognized in the combined financial statements:

Functional currency

The functional currency for each of the Company's entities is the currency of the primary economic environment in which the entity operates. The determination of the functional currency may involve judgments to determine the primary economic environment, if the functional currency is not or may not be clear. The Company reconsiders the functional currency if there is a change in conditions used to determine the economic environment. The Company has determined the functional currency to be the US dollar for its operating mines.

Deferred income taxes

The determination of deferred income tax requires management to make judgments related to the probability that future taxable profit will be sufficient to allow the recognition of deferred income tax assets and the likelihood that tax positions taken will be sustained upon assessments by applicable tax authorities.

Tax judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some of the entire carrying amount of recognized deferred tax assets may require adjustment, resulting in a corresponding credit or charge to the combined statement of loss.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, resources, operating costs, closure and decommissioning costs, capital expenditures, dividends and other capital management transactions.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Stripping costs

The Company incurs waste removal costs (stripping costs) during the pre-production and production phases of its surface mining operations. During the production phase, stripping costs (production stripping costs) can be incurred both in relation to the production of inventory in that period and the creation of improved access and mining flexibility in relation to ore to be mined in the future. The former are included as part of production costs, while the latter are capitalized as deferred stripping, when certain criteria are met. Significant judgment is required to distinguish between pre-production stripping and production stripping and to distinguish between production stripping that relates to the extraction of inventory and that which relates to the creation of a deferred stripping asset.

Once the Company has identified its production stripping for each surface mining operation, it identifies the separate components of the ore bodies for each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify and define these components and to determine the expected volumes (e.g. in tonnes) of waste to be stripped and ore to be mined in each of these components. These assessments are undertaken for each individual mining operation based on the information available in the mine plan.

Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and any deferred stripping asset for each component. The Company considers that the ratio of the expected volume of waste to be stripped for an expected volume of ore to be mined for a specific component of the ore body is the most suitable production measure.

Work-in-process inventory / Production costs

The Company's management makes estimates of the expected recoverable ounces of gold on leach pads and the expected timing of recoveries in work-in-process inventory, which is also used in the determination of the cost of sales during the period. Expected recoverable ounces of gold on leach pads are determined based on the type of ore tonnes mined and placed on the leach pad, rock density, grams of gold per tonne and expected recovery rates.

Management relies on internal geological and metallurgical experts to develop estimates related to expected recoverable ounces of gold on leach pads and timing of recoveries. The Company monitors the ongoing recovery of gold ounces from the leach pads and may refine its estimates based on these results. Assumptions used in the net realizable value assessment include the estimated gold price at the time of sale, remaining costs of completion to bring inventory into its saleable form and discount rate. Changes in these estimates can result in a change in the carrying amount of inventories and future cost of sales.

Mineral properties

The cost of acquiring, exploring and developing mineral properties and the cost to increase future output by providing access to additional reserves or resources, are capitalized. Management relies on internal geological and metallurgical experts to develop estimates of recoverable reserves and resources, metallurgical recovery estimates, and future production volumes. After a mine commences production, these costs are amortized over the proven and probable reserves. The determination of reserves and resources is complex and requires the use of estimates and assumptions related to geological sampling and modeling, future commodity prices and costs to extract and process the ore. The mineral reserve or resource is used in estimating the value of the mineral property and in the determination of recoverable ounces which is further used in depletion and depreciation calculations.

Impairment expense (reversal) of non-current assets

The Company reviews the carrying amounts of the non-current assets whenever events or changes in circumstances indicate that the carrying amounts may exceed the estimated recoverable amounts. All information available when preparing the combined financial statements was taken into consideration to determine whether there were indicators of impairment of the non-current assets, including subsequent to December 31, 2023 and prior to the date of these combined financial statements.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Recoverable amounts are determined by reference to relevant market data, discounted future cash flows, and in-situ fair value per ounce of gold equivalent mineral reserves and resources not considered in the discounted cash flow model. An impairment loss is recognized when the carrying amount of those assets is no longer considered recoverable. Non-current assets that were previously impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Calculating the estimated recoverable amount of the CGU for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable mineral reserves and resources, metallurgical recovery estimates, estimated future commodity prices, future production volume, expected future operating, capital and reclamation costs, discount rates and exchange rates. Management relies on internal geological and metallurgical experts to develop estimates of recoverable mineral reserves and resources, metallurgical recovery estimates, and future production volumes as well as expected future operating, capital and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately influence the estimated recoverability of the carrying amounts of non-current assets. Management has assessed its cash generating units as being all sources of mill feed through a central mill, which is the lowest level for which cash inflows are largely independent of other assets.

Future gold prices, exchange rates, discount rates, estimates of recoverable reserves and resources, operating, capital and reclamation costs, and other key assumptions are used in the Company's impairment assessment. Changes in these assumptions could significantly impact the valuation of the Company's assets in the future.

As further discussed in note 23, an indicator of impairment of the Mexican CGUs was identified as at December 31, 2023, the recoverable amount of the non-current assets was estimated and it was determined that impairments should be recognized. Judgement was required to determine whether the proceeds implied by a non-binding offer received subsequent to the reporting period were indicative of the recoverable value of the non-current assets for the Mexico Business as at December 31, 2023. Calculating the estimated recoverable amount of the non-current assets required judgements that, if changed, would significantly impact the valuation of the assets in the future.

Reclamation provision

Reclamation provision represents the present value of estimated future costs for the reclamation of the Company's mines and properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and discount rates.

The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Contingencies

Due to the nature of the Company's operations, various legal and tax matters can arise from time to time that require estimation of amounts and probability of outcome. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its financial statements for the period in which such changes occur.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

4 RECENT ACCOUNTING PRONOUNCEMENTS

New standards and interpretations adopted January 1, 2023:

Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2. The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments include clarification on how an entity can determine material accounting policies by applying the 'four-step materiality process' described in IFRS Practice Statement 2. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. The Company adopted the amendments effective January 1, 2023, with no material impact to the combined financial statements for 2023.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company also adopted the IASB published amendments to IAS 12 - Income Taxes at January 1, 2023. The amendments require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments typically apply to transactions such as leases for the lessee and decommissioning and restoration obligations related to assets in operation. The Company has concluded that the adoption of the amendments had no significant impact on its combined financial statements.

5 PRODUCTION COSTS

	2023	2022
Mining	104,514	131,048
Crushing and processing	94,596	122,393
Royalties	7,518	5,085
Community relations	3,105	3,092
Mine general and administrative	22,821	22,445
Refining and desorption	4,949	7,606
Change in inventories	(2,915)	(13,376)
Inventory impairment (note 11)	5,519	22,879
	240,107	301,172

6 NET FINANCE EXPENSES

	2023	2022
Interest income (expense)	774	(233)
Interest expense	(137)	(140)
Lease liability interest	(1,193)	(1,472)
Accretion on reclamation provision (note 16)	(2,202)	(641)
Related party interest income (note 19)	1,428	55
	(1,330)	(2,431)

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

7 OTHER EXPENSE

	2023	2022
Realized losses on derivative instruments	—	(724)
Net foreign exchange gain (loss)	378	(613)
Other	(537)	434
	(159)	(903)

8 INCOME TAX EXPENSE

	2023	2022
Current income tax (recovery) expense	4,189	(3,470)
Deferred income tax expense	(6,095)	(13,646)
	(1,906)	(17,116)

b) The income tax recovery (expense) differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	2023	2022
Loss before income taxes	(14,701)	(131,682)
Canadian federal and provincial income tax rate	26.5%	26.5%
Income tax recovery based on Canadian federal and provincial income tax rates	3,896	34,896
Tax effects attributable to:
Change in unrecognized deferred tax assets	(18,523)	(45,836)
Effects of different foreign statutory tax rates on earnings of subsidiaries	3,627	(114)
Impact of Mexican inflation on tax values	2,751	2,107
Impact of Mexican Special Mining Duty and Nevada net proceeds tax	(3,638)	(4,033)
Non-taxable portion of foreign exchange	(529)	607
Impact of foreign exchange on deferred income taxes	9,582	1,663
Foreign withholding taxes	(1,892)	(103)
Non-deductible expenses	(2,527)	(3,939)
Adjustments related to prior periods	5,541	(2,532)
Gain on disposal of investments	(273)	-
Other	79	168
Income tax expense	(1,906)	(17,116)
Effective tax rate	(13.0)%	(13.0)%

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

c) The significant components of the Company's deferred income tax assets (liabilities), without taking into consideration the offsetting of balances within the same tax jurisdiction, as at December 31 are as follows:

	2023	2022
Deferred income tax assets
Unused non-capital losses	4,477	2,566
Lease liabilities	—	6,666
Share-based compensation	—	180
Mexican Special Mining Duty deduction	1,806	2,770
Inventories	—	1,294
	6,283	13,476
Deferred income tax liabilities
Mineral properties, plant and equipment	(10,550)	(9,330)
Inventories	(236)	—
Other	(2,581)	(5,135)
	(13,367)	(14,465)
Deferred income tax liabilities, net	(7,084)	(989)

d) On the combined statements of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset. Deferred tax assets (liabilities) as at December 31 are as follows:

	2023	2022
Deferred income tax assets	1,108	2,665
Deferred income tax liabilities	(8,192)	(3,654)
Deferred income tax liabilities, net	(7,084)	(989)

e) Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been fully recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian, Mexican and United States tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2023. As at December 31, 2023, the Company had unrecognized Canadian operating loss carry-forwards of $21.9 million which expire between the years 2026 and 2041.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets are recognized in the statement of financial position as at December 31 are as follows:

	2023	2022
Unused tax losses	142,356	127,418
Cumulative eligible capital	141	145
Mineral properties, plant and equipment	104,760	63,054
Net capital losses(1)	6,136	1,324
Intercompany balances	1,214	728
Inventory	3,231	15,535
Reclamation provision	48,307	48,514
Lease liabilities	21,618	31,743
Other	21,397	17,189
	349,160	305,650

(1) Capital losses have no expiry date.

9 DISPOSAL OF MINERAL INTERESTS

On December 5, 2022, the Company entered into a binding purchase agreement with Heliostar Metals Limited ("Heliostar"), a publicly traded company listed on the TSX Venture Exchange, for the sale of all of the issued and outstanding shares of Aurea Mining Inc. ("Aurea Mining"), a wholly owned subsidiary of the Company, which, through Aurea Mining's wholly owned subsidiary Minera Aurea, S.A. de C.V., holds a 100% indirect interest in the Ana Paula project. The transaction closed on March 28, 2023.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

At closing, Heliostar acquired all the issued and outstanding shares of Aurea Mining in exchange for a cash payment of $10.0 million and an additional $20.0 million of deferred consideration contingent upon achievement of certain milestones. Subsequent to closing, an additional $0.3 million of cash consideration was received. Upon closing, the Company fair valued the contingent consideration at $2.9 million and as at December 31, 2023, the fair value of the contingent consideration was $3.1 million, recorded in other non-current assets (note 13). The value was determined using the probability of Heliostar achieving the milestones.

At December 31, 2022, all assets and liabilities related to the Ana Paula project were classified as held for sale. Upon reclassification of the Ana Paula project to a disposal group, the Company recorded an impairment of $10.4 million (note 23).

The net assets of the Ana Paula disposal group as at December 31, 2022 are as follows:

December 31, 2022
Cash and cash equivalents	1,467
Receivables	2,594
Prepaid expenses and other	41
Mineral properties, plant and equipment	13,300
Assets held for sale	17,402
Accounts payable and accrued liabilities	411
Income taxes payable	197
Deferred income taxes	747
Other liabilities	111
Liabilities held for sale	1,466
Net assets	15,936

San Antonio option

In December 2022, the Company entered into an Option Agreement with Heliostar, whereby Heliostar has been granted the option to acquire a 100% interest in and to the Company's San Antonio gold exploration stage project, located in Baja California Sur, Mexico. The term of the Option Agreement is for a three-year period, provided, however, the term may be extended for an additional 18-months in the event Heliostar is able to successfully acquire the required environmental permits to advance the San Antonio gold project. The consideration payable upon exercise of the option is summarized below:

1. A cash payment to FCGI of $80 million in the event the average gold price is below $1,800 per ounce for the six months preceding Heliostar exercising the option; or

2. A cash payment to FCGI of $120 million in the event the average gold price is between $1,800 per ounce to $2,000 per ounce for the six months preceding Heliostar exercising the option; or

3. A cash payment to FCGI of $150 million in the event the average gold price is above $2,000 per ounce for the six months preceding Heliostar exercising the option; and

4. Granting FCGI a 2% NSR royalty in the event of exercise of the option (capped at 2% for claims with existing NSR considerations).

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

10 TRADE AND OTHER RECEIVABLES

	December 31, 2023	December 31, 2022
Value added tax receivable	12,204	13,399
Trade receivables	1,694	1,080
Other receivables	1,179	772
	15,077	15,251

11 INVENTORIES

	December 31, 2023	December 31, 2022
Finished goods	1,411	1,077
Work-in-process	75,470	74,364
Materials and supplies	15,064	18,679
	91,945	94,120

Cost of inventories recognized as an expense in cost of sales totaled $280.1 million (December 31, 2022 - $364.5 million).

The Company recognized the following inventory impairment (reversals) related to the net realizable value of the work-in- process inventories and materials and supplies. The inventory impairment (reversals) are reported in production costs (note 5).

	December 31, 2023	December 31, 2022
Florida Canyon mine	(1,551)	4,800
La Colorada mine	2,630	772
El Castillo mining complex	4,440	17,307
	5,519	22,879

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

12 MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance as at December 31, 2022	704,776	228,327	128,451	1,061,554
Additions	3,357	6,587	1,801	11,745
Disposals	—	(4,325)	(309)	(4,634)
Adjustment to reclamation provision	8,134	—	—	8,134
Balance as at December 31, 2023	716,267	230,589	129,943	1,076,799

Accumulated depreciation, depletion, amortization and impairment
Balance as at December 31, 2022	657,395	187,675	102,582	947,652
Depreciation, depletion and amortization	29,041	8,366	—	37,407
Disposals	—	(4,199)	—	(4,199)
Impairment expense (reversal) (note 23)	14,688	(6,213)	20,519	28,994
Balance as at December 31, 2023	701,124	185,629	123,101	1,009,854
Net book value at December 31, 2023	15,143	44,960	6,842	66,945

Cost
Balance at December 31, 2021	678,384	229,307	167,300	1,074,991
Additions	29,121	9,558	249	38,928
Disposals	—	(9,098)	—	(9,098)
Reclassification of asset held for sale	—	(1,439)	(39,098)	(40,537)
Adjustment to reclamation provision	(2,729)	—	—	(2,729)
Balance at December 31, 2022	704,776	228,328	128,451	1,061,555

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2021	536,514	130,164	118,364	785,042
Additions	40,824	20,277	—	61,101
Disposals	—	(6,801)	—	(6,801)
Reclassification of assets held for sale	—	(1,076)	(15,782)	(16,858)
Impairment (note 23)	80,057	45,111	—	125,168
Balance at December 31, 2022	657,395	187,675	102,582	947,652
Net book value at December 31, 2022	47,381	40,653	25,869	113,903

During the year ended December 31, 2023, the Company capitalized $nil (year ended December 31, 2022 - $19.1 million) of deferred stripping costs to mineral properties. The depreciation expense related to deferred stripping for the year ended December 31, 2023 was $6.1 million (year ended December 31, 2022 - $14.1 million). Included in the mineral properties balance at December 31, 2023, is $1.8 million (December 31, 2022 - $8.0 million) related to deferred stripping costs.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

For the year ended December 31, 2023, the Company recognized an impairment of $29.0 million for mineral properties and plant and equipment. In the prior year, the Company recognized impairments for mineral properties, plant and equipment and exploration and evaluation assets totaling $135.5 million (note 23).

At December 31, 2023, plant and equipment includes $1.3 million and mineral properties includes $1.6 million of mine development costs (December 31, 2022 - $1.0 million and $5.1 million, respectively), which were not subject to depreciation and depletion.

The adjustment to the reclamation provision of $8.1 million is primarily driven by increased closure costs, as well as changes in discount rates (note 16).

The following table summarizes the changes in right-of-use assets recorded in plant and equipment:

Net book value as at December 31, 2022	35,041
Additions	2,876
Impairment reversal	8,060
Depreciation	(5,298)
Net book value as at December 31, 2023	40,679

13 OTHER NON-CURRENT ASSETS

	December 31, 2023	December 31, 2022
Reclamation deposits	3,220	2,792
Contingent consideration (note 9)	3,074	-
Other	1,580	1,976
	7,874	4,768

The Company has reclamation deposits representing funds that have been placed in trust as security relating to site closure obligations of the Florida Canyon mine. These deposits will be released when the government approves successful site restoration or surety bonding is no longer required.

14 TRADE AND OTHER PAYABLES

	December 31, 2023	December 31, 2022
Trade accounts payable	16,273	25,215
Accrued liabilities and other	13,936	21,070
	30,209	46,285

At December 31, 2023, accounts payable and accrued liabilities include $9.8 million (December 31, 2022 - $1.2 million) related to mineral properties, plant and equipment additions.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

15 LEASE LIABILITIES

Balance at December 31, 2021	37,873
Additions	3,542
Interest	1,501
Payments	(12,733)
Change in estimated cash flows and assumptions	1,294
Adjustment on currency translation	34
Balance at December 31, 2022	31,511
Additions	3,123
Interest	1,190
Payments	(14,775)
Change in estimated cash flows and assumptions	113
Adjustment on currency translation	33
Balance at December 31, 2023	21,195
Current portion	12,038
Non-current portion	9,157

Leases liabilities primarily relate to leases on heavy equipment consisting of trucks, loaders, dozers and drill rigs which have remaining lease terms of up to 5 years and interest rates of 2.8% to 9.2% over the terms of the leases.

Certain leases contain variable lease payment terms that are linked to the usage of the equipment. The expense related to variable lease payments that do not depend on an index or a rate and was $26.9 million for the year ended December 31, 2023 (year ended December 31, 2022 - $41.1 million).

16 PROVISIONS

	December 31, 2023	December 31, 2022
Reclamation provisions	59,998	53,016
Employee termination benefits	3,842	4,393
	63,840	57,409
Current portion of provision	9,509	8,493
Non-current portion of provision	54,331	48,916

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Reclamation provisions relating to the Company's mining operations are as follows:

	December 31, 2023	December 31, 2022
Balance at the beginning of the year	53,016	56,974
Accretion	2,202	641
Change in estimate	7,950	(4,039)
Payments	(3,186)	(909)
Adjustment on currency translation	16	349
Balance at the end of the year	59,998	53,016
Current portion of reclamation provision	7,656	8,493
Non-current portion of reclamation provision	52,342	44,523

The Company expects these liabilities to be settled between 2024 and 2041. The reclamation provisions are discounted using current market pre-tax discount rates which range from 4.1% to 10.3%.

17 SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes changes in working capital and other operating items:

	2023	2022
Trade and other receivables	1,775	2,941
Inventories	(5,508)	(12,252)
Prepaid expenses and other assets	1,787	(1,630)
Trade and other payables	(17,693)	(9,981)
Income taxes	78	4,775
Reclamation provisions	(3,186)	(909)
Related party transactions (note 19)	695	(10,324)
	(22,052)	(27,380)

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

18 SEGMENT INFORMATION

Operating segments are those operations whose operating results are reviewed by the chief operating decision-maker to make decisions about resources to be allocated to the segments and assess their performance, provided those operations meet certain quantitative thresholds, or are deemed significant. The Company's operating segments, before aggregation, have been identified as the Company's individual operating mines. The El Castillo and San Agustin mines have been aggregated into the El Castillo mining complex reportable segment. The early-stage exploration and other operations which are not otherwise disclosed are reported under the Corporate and other category.

The Company operates in the mining industry and its principal product is gold. During the year ended December 31, 2023, the Company had two customers that individually accounted for more than 10% of the Company's total sales (December 31, 2022 - two customers). The Company's revenue was generated on the sale of product originating from the United States, and Mexico. As at December 31, 2023, the Company's significant producing mineral properties were located in the United States (Florida Canyon mine), and Mexico (El Castillo mining complex and the La Colorada mine). The following tables summarize segment information of the Company:

	Florida Canyon mine	La Colorada mine	El Castillo mining complex	Corporate and other	Total
Year ended December 31, 2023
Revenues	134,704	49,683	128,092	-	312,479
Production costs	97,634	39,057	103,416	-	240,107
Depreciation, depletion and amortization	16,576	9,499	13,914	-	39,989
Total cost of sales	114,210	48,556	117,330	-	280,096
Gross profit	20,494	1,127	10,762	-	32,383
General and administrative expenses	-	-	-	10,141	10,141
Exploration expenses	4,988	390	75	1,007	6,460
Impairment (reversal) expense	(24,031)	23,685	8,821	20,519	28,994
Profit (loss) from operations	39,537	(22,948)	1,866	(31,667)	(13,212)
Capital expenditures	7,499	948	9,164	2,268	19,879
December 31, 2023
Mineral properties, plant and equipment	63,794	-	-	3,151	66,945
Total assets	132,355	58,966	85,487	21,904	298,712

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

	Florida Canyon mine	La Colorada mine	El Castillo mining complex	Corporate and other	Total
Year ended December 31, 2022
Revenues	97,065	80,917	210,359	-	388,341
Production costs	87,586	49,194	164,392	-	301,172
Depreciation, depletion and amortization	11,694	9,875	41,772	-	63,341
Total cost of sales	99,280	59,069	206,164	-	364,513
Gross (loss) profit	(2,215)	21,848	4,195	-	23,828
General and administrative expenses	-	-	-	12,725	12,725
Exploration expenses	-	-	533	3,371	3,904
Impairment expense	48,118	27,341	49,709	10,379	135,547
Loss from operations	(50,333)	(5,493)	(46,047)	(26,475)	(128,348)
Capital expenditures	7,738	19,262	8,349	850	36,199
December 31, 2022
Mineral properties, plant and equipment	54,043	29,271	6,642	23,947	113,903
Total assets	113,171	63,326	102,726	63,258	342,481

19 RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the following transactions were carried out with related parties. Related parties are its Parent and Prodigy Gold Inc ("Prodigy") a subsidiary of the Parent:

	2023	2022
Revenue to Parent	224,843	171,475
Related party interest expense	(6,048)	(4,449)
Related party interest income	7,476	4,505
Management fee expense	(2,125)	(5,038)
Management fee income	3,003	5,300
Employee benefits	(839)	(2,576)

a) The Company sells gold to its Parent at a fixed price of $1,856 (2022- $1,905). During the year 108,844 (2022 - 90,000) ounces were delivered. These gold sales are to satisfy gold forward contracts held by the Parent. In addition, a gold prepayment agreement is held by the Parent for the Company to sell gold at market prices. During the year 11,716 ounces were delivered.

b) The Company has allocated employee benefits related to its employees from its Parent which are recorded in general and administrative expenses.

c) The Company charges management fees to its Parent and Prodigy which are recorded in general and administrative expense.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

The balances as of December 31, 2023 and 2022 (note 24) with related parties are shown below:

	December 31 2023	December 31, 2022
Related party due to/from Parent
Receivable	4,977	7,741
Loan receivable - current	28,801	-
Loan receivable	-	24,840
Payable	(5,551)	(10,010)
Loan payable-current	(50,712)	(59,520)

Due to/from Prodigy
Receivable	3,507	5,099
Loan receivable - current	19,788	-
Payable	(276)	-

Receivable	8,484	12,840
Loan receivable - current	48,589	-
Related party receivable	57,073	12,840
Related party loan receivable	-	24,840
Payable	(5,827)	(10,010)
Loan payable - current	(50,712)	(59,520)
Related party payable	(56,539)	(69,530)

Included in due to Parent - current loan payable are $38.7 million (2022 - $36.7 million) of interest bearing loans with interest rates ranging between 11.54% to 14.24% (2022 - 11.54% to 14.24%) based on market rates.

Included in due from Prodigy - current loan receivable are $19.8 million (2022 - $nil) of interest bearing loans with interest rates of 14.24% based on market rates.

As at December 31, 2023 and December 31, 2022, the entities within FCGI were guarantors of the Parent's third-party debt arrangements and the Parent had provided corporate guarantees to FCGI for certain surety bonds and equipment leases. On closing of the Transaction, July 12, 2024, FCGI is no longer a guarantor of the Parent's third-party debt arrangements and the Parent no longer guarantee FCGI's surety bonds or equipment leases (note 24).

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

20 CAPITAL MANAGEMENT

The Company manages and adjusts its capital structure based on available funds in order to support its operations and the acquisition, exploration and development of mineral properties. The capital of the Company consists primarily of share capital and cash and cash equivalents.

The Company's objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company may finance acquisition, development, and exploration activities through cash flows from operations, sale of non-core assets, joint ventures, and obtaining financing from its parents.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

21 COMMITMENTS AND CONTINGENCIES

At December 31, 2023, the Company has the following commitments:

	2024	2025	2026	2027	2028	Thereafter	Total
Lease obligations	13,245	6,137	3,455	399	256	-	23,492
Land agreement obligations(1)	1,684	1,738	1,098	944	3,507	3,542	12,513
Purchase obligations	27,520	-	-	-	-	-	27,520
Reclamation provision(2)	7,678	22,023	4,038	91	1,659	34,460	69,949
	50,127	29,898	8,591	1,434	5,422	38,002	133,474

(1) The Company has agreements for surface and access rights to land associated with operating mines, development projects and exploration projects.

(2) Reclamation provision amounts represent management's estimate of when the reclamation expenditures are expected to be paid (note 16).

Royalty Agreements

Florida Canyon has entered into two royalty agreements with Top Hat Partnership ("Top Hat") and Triple Flag Precious Metals Corp. ("Triple Flag"). The Company must pay 2.5% to Top Hat and 3.00% to Triple Flag of the Net Smelter Returns on all production. Royalty costs for 2023 in the amount of $7.5 million (2022 - $4.9 million) were included in production costs.

Notice of Civil Claim

Alio Gold Inc ("Alio"), a subsidiary of the Company since July 2020, received a Notice of Civil Claim from a former shareholder of Rye Patch Gold Corp ("Rye Patch") whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia ("the Court") pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff's application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court's decision to dismiss the plaintiff's certification application.

The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court certified a class proceeding against Alio. Pursuant to the Court's decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently scheduled to proceed to trial before the British Columbia Supreme Court in June 2025.

The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, no liability was accrued in the Alio purchase price allocation and no liability has been recognized in the Company's combined financial statements.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

22 FINANCIAL INSTRUMENTS

The Company is exposed to financial instrument risks such as credit risk, market price and liquidity risk. Argonaut's Board of Directors has overall responsibility for the establishment and oversight of the risk management framework and reviews the Company's policies on an ongoing basis.

a) Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company manages credit risk for trade and other receivables through established credit monitoring activities. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and records an expected credit loss based on its best estimate of potentially uncollectible amounts. The Company currently transacts with highly rated counterparties for the sale of gold and receivables. The Company views its related party receivable and loan receivable amounts to be collectible.

b) Market price risk

i) Commodity price risk

The Company is exposed to commodity price risk as its revenues from the sale of precious metals are exposed to metal price fluctuations in the market. The Company may manage this risk by entering into agreements with various counterparties to mitigate price risk.

Commodity derivative contracts - gold collars

In August 2019, the Company entered into zero-cost collar contracts whereby it purchased a series of gold put option contracts and sold a series of gold call option contracts with equal and offsetting values at inception (referred to as the "Gold Collars"). All of the Gold Collars had expired as at June 30, 2022. Payments for the settlement of the derivatives were finalized in July 2022. During 2022, a reversal of prior period unrealized loss of $1,257 and a realized loss of $1,981 was recognized in the combined statement of loss on the fair value of the Gold Collars. The details of the Company's commodity contracts are as follows:

Commodity contracts at inception	Status	Quantity(2) (oz)	Term	Strike price per oz(1)(2)
Gold put options - purchased	Expired	18,000	January 2022 - June 2022	$ 1,450.00
Gold call options - sold	Expired	13,500	January 2022 - June 2022	$ 1,745.00
Gold call options - sold	Expired	4,500	January 2022 - June 2022	$ 1,816.00

(1) Contracts were exercisable based on the average price for the month being below the strike price of the put or above the strike price of the call.

(2) Quantities and strike prices did not fluctuate by month within each calendar year.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

ii) Foreign exchange risk

The Company's cash flows from its Mexican operations are exposed to foreign exchange risk as the majority of operating expenses and capital expenditures are denominated in Mexican pesos. The Company manages a portion of its exposure to foreign exchange risk by various methods, including maintaining adequate funds in Mexican pesos.

The Company is exposed to foreign exchange risk through the following financial instruments denominated in currencies other than the US dollar as at December 31:

	US dollar value of Mexican peso balances
	2023	2022
Cash and cash equivalents	2,105	2,682
Accounts payable and accrued liabilities	(10,355)	(17,425)
Other liabilities	(1,080)	(3,076)
	(9,330)	(17,819)

A 10.0% change in the Mexican peso would result in a $0.9 million change in the Company's net foreign exchange for 2023 (December 31, 2022 - $1.8 million change in the Company's net foreign exchange).

iii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The Company has additional exposure to interest rate risk for its related party loans that are subject to a floating interest rate which are based on market rates.

c) Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and matches the maturity profile of financial assets and liabilities.

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, related party receivables and payables and related party loan receivables and loan payables, accounts payable and accrued liabilities, lease liabilities and other liabilities.

The fair value hierarchy that reflects the significance of the inputs used in making the measurements has the following levels:

• Level 1 - quoted prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3 - inputs for the asset or liability that are not based on observable market data.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

The following table shows the carrying amounts of financial assets and financial liabilities by category:

	December 31, 2023	December 31, 2022
Financial assets at amortized cost(1)	101,010	82,376
Financial liabilities at amortized cost(2)	(108,536)	(148,325)
Financial assets at fair value through profit or loss(3)	3,220	2,792

(1) Financial assets at amortized cost include cash and cash equivalents, receivables, and related party receivables and loans.

(2) Financial liabilities at amortized cost include accounts payable and accrued liabilities, lease liabilities, related party payables and loans and other liabilities.

(3) Financial assets at fair value through profit or loss include reclamation deposits

	As at December 31, 2023			As at December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial Assets
Related party loan receivable	-	-	-	-	-	24,840
Reclamation deposits Contingent consideration	3,220 -	-	- 3,074	2,792 -	-	- -
	3,220	-	3,074	2,792	-	24,840
Financial Liabilities
Other liabilities	-	-	996	-	-	999
	-	-	996	-	-	999

The carrying amounts of cash and cash equivalents, receivables, related party receivable and payables, current related party loan receivable and payables and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

The carrying amounts of related party loan receivable, related party loan payable, and other liabilities are considered to be reasonable approximations of their fair values as either there have been no significant changes in market interest rates or the liability bears interest at a floating rate. These financial assets and liabilities were classified as Level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

23 IMPAIRMENT EXPENSE (REVERSAL)

The Company performs an impairment assessment when impairment or impairment reversal indicators for its CGUs are identified. During 2023, the Company recognized an impairment expense and an impairment (reversal) and in 2022 an impairment expense was recognized as summarized in the following tables:

	2023
	Mineral properties	Plant and equipment	Exploration and evaluation assets	Total
El Castillo mining complex	8,498	323	-	8,821
Florida Canyon mine	(13,924)	(10,107)	-	(24,031)
La Colorada mine	20,114	3,571	-	23,685
Cerro del Gallo project	-	-	20,519	20,519
Total impairment expense (reversal)	14,688	(6,213)	20,519	28,994

	2022
	Mineral properties	Plant and equipment	Exploration and evaluation assets	Total
El Castillo mine	6,379	283	-	6,662
Florida Canyon mine	17,798	30,320	-	48,118
La Colorada mine	23,462	3,879	-	27,341
Ana Paula project	-	-	10,379	10,379
San Agustin mine	32,418	10,629	-	43,047
Total impairment expense	80,057	45,111	10,379	135,547

During the year ended December 31, 2023, the Company completed an assessment of impairment expense and impairment reversal indicators for each of the Company's CGUs.

All available information indicative of potential impairments was considered in determining the fair value less cost of sale of the non-current assets including the proposed spin out of Argonaut's assets and liabilities in the United States and Mexico. The fair value of the US and Mexican assets implied by the Transaction, amongst other information, was considered.

The Company identified an indicator of impairment for its Mexican assets subsequent to the reporting period. This recognition arose due to the receipt of a non-binding offer indicating that the fair value less cost to sell of the Mexican assets, was below the carrying value of the CGUs associated with the Mexican assets. The amount of the impairment expense recognized is $53.0 million, and has been proportionally allocated to the CGU's of the El Castillo mining complex, the La Colorada mine and the Cerro del Gallo project.

The Company identified an indicator of impairment reversal for Florida Canyon, following a significant revision to its life-of- mine plan. During 2023, there was a change in strategy to increase the volume of run-of-mine material deposited on the north heap leach pad at Florida Canyon, leading to an increase in gold equivalent ounce production. As a result of this, the life-of- mine plan has been extended to 2033, incorporating additional capital expenditures for the construction of a new heap leach pad which is expected to be completed in 2024 and higher volumes of run-of-mine material. The amount of the impairment reversal recognized is $24.0 million, which is the current carrying amount had the previous impairments not been recognized.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

Impairment reversal testing: 2023 Key assumptions

Florida Canyon projected cash flows used in impairment reversal testing were significantly affected by changes in assumptions for metal prices, estimates of production costs, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential and discount rates.

The determination of FVLCD includes the following key assumptions:

• Long term and short term gold price per ounce: $1,800 and $1,950, respectively;

• Expected future operating and capital costs based on budgeted and LOM costs;

• Future production volume and metallurgical recovery estimates as indicated in the LOM plans;

• In-situ value per ounce of gold equivalent mineral reserves and resources for the Florida Canyon mine of approximately $42 per ounce; and

• Real after-tax discount rate: 5.0%.

Sensitivity analysis 2023

The Company has performed a sensitivity analysis on the Florida Canyon CGU where an impairment reversal was recorded. Based on the impairment testing performed as at December 31, 2023, the sensitivity to changes in these key assumptions appear below for Florida Canyon:

$ millions	Change in recoverable amount from a 5% change in gold price	Change in recoverable amount from a 5% change in operating costs	Change in recoverable amount from a 1% change in the discount rate
Florida Canyon mine	40.1	29.1	4.7

The impact of the sensitivities performed above would not individually change the results of the Company's 2023 impairment reversal recognition.

2022 Impairment

During the year ended December 31, 2022, the Company identified impairment indicators for the La Colorada mine, the Florida Canyon mine, the San Agustin mine, the El Castillo mine, and the Ana Paula project CGUs. Accordingly, the Company estimated the recoverable amounts of these CGUs and compared them to the carrying values of the CGUs. The recoverable amount was determined as the FVLCD for each CGU. The FVLCD was determined using a discounted future cash-flow model for each CGU. For the Ana Paula project, management used initial consideration and management's best estimate of the likelihood of the additional consideration that is contingent upon several triggers including permitting, feasibility and a construction decision, in addition to macroeconomic, country and asset specific risk factors.

The Company identified indicators of potential impairment and recorded an impairment expense in the combined statement of loss. For each CGU the FVLCD was determined using a discounted cash flow model, unless otherwise noted and where applicable the in-situ fair value for mineral reserves and resources not already included in the discounted cash flow model was based on sale transactions of comparable assets. A summary by CGU is as follows:

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

• El Castillo mine CGU, the early end of mining operations was identified as an impairment indicator. As a result of the Company's impairment assessment, mineral properties, and plant and equipment were written down by $6.7 million to its recoverable value of $nil, which was determined based on the FVLCD.

• For the Florida Canyon mine's CGU, an increase in expected operating costs and reduction in metallurgical recovery estimates were identified as impairment indicators. As a result of the Company's impairment assessment, mineral properties, and plant and equipment were written down by $48.1 million to its recoverable value of $54.0 million, which was determined based on the FVLCD.

• For the San Agustin mine's CGU, the inability to obtain required permits, an increase in expected operating costs and an updated mine plan resulting in an increased strip ratio were identified as impairment indicators. As a result of the Company's impairment assessment, mineral properties and plant and equipment were written down by $43.0 million to its recoverable value of $6.6 million, which was determined based on the FVLCD.

• For the La Colorada mine's CGU, the inability to obtain required permits and an increase in expected operating costs were identified as impairment indicators. As a result of the Company's impairment assessment, mineral properties and plant and equipment were written down by $27.3 million to its recoverable value of $29.3 million, which was determined based on the FVLCD.

• Upon reclassification of the Ana Paula project to a disposal group in the fourth quarter of 2022, the Company assessed the Ana Paula project for impairment. The Company used initial consideration and management's best estimate of the likelihood of the additional consideration that is contingent upon several triggers including permitting, feasibility and a construction decision, in addition to macroeconomic, country and counterparty specific risk factors. The Company performed a probability assessment of each contractual provision based upon likelihood of the action. Some of the provisions are time-based while others are achievement oriented. This probability analysis was the basis for the valuation of the FVLCD of Ana Paula. The Company assessed the recoverable amount for the non-current assets including the exploration and evaluation assets of the Ana Paula project, and determined a recoverable value based on the FVLCD of the Ana Paula project of $13.3 million, which was lower than the carrying value of the CGU. Accordingly, an impairment of $10.4 million was recognized.

Impairment testing: 2022 Key assumptions

The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, estimates of production costs, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, discount rates, inflation and exchange rates.

The determination of FVLCD includes the following key assumptions:

• Long term and short term gold price per ounce: $1,650 and $1,730, respectively;

• Exchange rates: $1.35 Canadian dollars per US dollar, and $20.00 Mexican pesos per US dollar;

• Expected future operating and capital costs based on budgeted and LOM costs;

• Future production volume and metallurgical recovery estimates as indicated in the LOM plans;

• In-situ value per ounce of gold equivalent mineral reserves and resources for the Florida Canyon mine of $38 per ounce; and

• Real after-tax discount rate: 5.0% for the El Castillo, San Agustin, and Florida Canyon CGUs, and 7% for the La Colorada CGU.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

24 EVENTS AFTER THE REPORTING PERIOD

Subsequent to December 31, 2023, the following events occurred:

a) On July 8, 2024, the amalgamation of the Merger Subsidiaries was completed to form FCGI. The common shares of the Merger Subsidiaries were exchanged for 65,000,000 common shares of FCGI. In July 2024, a minority interest in the shares of former Argonaut subsidiary Minera Real del Oro, S.A. de C.V ("MRO") were redeemed from by Argonaut such that as of July 12, 2024, ("Closing Date"), FCGI wholly owns MRO. On the Closing Date, FCGI issued an additional 62,877,685 common shares to Argonaut pursuant to the FCGI Contribution Agreement (described below) resulting in 127,877,685 of common shares outstanding prior to the completion of the Transaction.

Share capital	Number of shares	Amount
As at December 31, 20231	255,675,318	378,003
Share exchange as a result of amalgamation (a)	(190,675,318)	-
On July 8, 2024	65,000,000	378,003
Share issuance related to Contribution Agreement (d)	62,877,685	53,100
Alamos private placement (e)	10,099,027	10,000
As of July 12, 2024	137,976,712	441,103

1 The Merger Subsidiaries number of shares were as follows: Alio Gold Inc. - 85,993,371, Castle Gold Inc.- 85,866,744, Pediment Corp. - 1, San Anton Resources Corporation - 83,815,202.

Under the Agreement (note 1), each existing Argonaut stock option ("Argonaut option") is exchanged for a FCGI stock option ("FCGI option") on a 1:1 exchange basis. Each FCGI option is exercisable for 0.1 of a FCGI share. As a result, upon closing of the Transaction on the Closing Date, following the exchange of Argonaut options for FCGI options, FCGI had 1,983,271 options outstanding at a weighted average exercise price of CA$1.48 and with a weighted average expiry date of 3 years.

For the purposes of computing net loss per share, the number of shares outstanding for the period prior to the Transaction is deemed to be the number of shares issued by the Company as a result of the reorganization that occurred on July 8, 2024 (65,000,000 common shares of FCGI issued to effect the share exchange). The table below summarizes the number of common shares and the calculation of net loss per share for the years ended December 31:

	2023	2022
Net loss	$(16,607) $	(148,798)
Basic and diluted shares outstanding	65,000,000	65,000,000
Basic and diluted loss per share	$(0.26) $	(2.29)

b) In July 2024, the related party payable balances were settled through an increase of $9.7 million (related party payable balance as at December 31, 2023 - $12.8 million) in stated capital which was recorded in shareholders' equity and a share issuance to Argonaut in the amount of $53.1 million (related party payable balance as at December 31, 2023 - $43.7 million) as part of the FCGI Contribution Agreement (described below) and the related party receivable balances were settled through a reduction of stated capital which was recorded in shareholder's equity of $75.1 million (related party receivable balance as at December 31, 2023 - $51.1 million). Related party loans receivable of $6.0 million remain outstanding from Prodigy.

FLORIDA CANYON GOLD INC. NOTES TO THE COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2023 and 2022 (In thousands of United States dollars)

c) On Closing Date, Alamos and FCGI entered into an agreement by which a 2% Net Smelter Return ("NSR") based-payment on all production with respect to all properties comprising Florida Canyon mine is payable quarterly (the "Alamos NSR"). The Alamos NSR is consideration for the corporate guarantee of Alamos in an amount not to exceed $55 million ("the Guarantee") which was delivered in connection with the Florida Canyon Surety Bonds. The Guarantee will support the continuation of any existing surety bonds required by the relevant authorities in the State of Nevada. On Closing Date, Argonaut is no longer a guarantor.

d) On Closing Date, FCGI, Argonaut and Alamos entered into the FCGI Contribution Agreement by which certain of the Argonaut assets and liabilities, in accordance with the Arrangement Agreement, were transferred or assumed by FCGI in exchange for FCGI shares. Related party loans payable to Argonaut of $53.1 million and the issued and outstanding shares of Argonaut Gold (U.S) Inc, a former subsidiary of Argonaut with a nominal value, were contributed.

e) On the Closing Date, Alamos purchased 10,099,027 of FCGI common shares for a total subscription price of $10.0 million or $0.99 per share by way of private placement resulting in 137,976,712 of FCGI common shares outstanding. On Closing Date, Alamos retains 19.99% or 27,581,545 of FCGI's outstanding shares.

f) Subsequent to the reporting period it was determined that the sale of the Mexican assets is highly probable within one year. This decision follows the initiation of negotiations with a third party. Management anticipates the sales price to approximate the current fair value of the Mexican assets. Given the advanced stage of negotiations and Management's commitment to sell the assets, it is highly probable that the sale will be completed within the specified timeframe.

g) On Closing Date, Argonaut third party debt was repaid by Alamos and FCGI is no longer a guarantor of the debt.

SCHEDULE "B"

Florida Canyon Gold Inc.

Interim Condensed Combined Financial Statements
For the three and six months ended June 30, 2024
(Unaudited)

FLORIDA CANYON GOLD INC. INTERIM CONDENSED COMBINED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited and in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023

Revenues		41,218	35,893	74,358	58,730

Cost of sales

Production costs	4	26,506	24,599	52,118	43,254
Depreciation, depletion and amortization		3,642	4,394	7,751	7,222
Total cost of sales		30,148	28,993	59,869	50,476
Gross profit		11,070	6,900	14,489	8,254
General and administrative expenses		912	1,359	1,304	1,389
Exploration expenses		75	823	465	823
Impairment expense	15	40,541	-	40,541	-
(Loss) profit from operations		(30,458)	4,718	(27,821)	6,042
Net finance expense		(633)	(505)	(1,198)	(1,105)
Other income (expense)	5	107	(167)	321	(160)
(Loss) income before income taxes		(30,984)	4,046	(28,698)	4,777
Income tax (expense) recovery	6	(789)	2,078	(1,329)	563
(Loss) income from continuing operations		(31,773)	6,124	(30,027)	5,340
(Loss) income from discontinued operations	3	(557)	4,935	(1,345)	2,239
Net (loss) income		(32,330)	11,059	(31,372)	7,579

(Loss) earnings per share from continuing operations Basic and diluted	16	(0.49)	0.09	(0.46)	0.08

(Loss) earnings per share from discontinued operations Basic and diluted	16	(0.01)	0.08	(0.02)	0.03

(Loss) earnings per share Basic and diluted	16	(0.50)	0.17	(0.48)	0.12

The accompanying notes are an integral part of these interim condensed combined financial statements.

2

FLORIDA CANYON GOLD INC. INTERIM CONDENSED COMBINED STATEMENTS OF FINANCIAL POSITION (Unaudited and in thousands of United States dollars)

	Note	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		18,808	41,064
Trade and other receivables		6,605	15,077
Inventories	7	57,426	91,945
Prepaid income tax		283	14,179
Prepaid expenses and other current assets		2,397	3,447
Related party receivable	12	78,447	57,073
Assets held for sale	3	60,880	-
Total current assets		224,846	222,785

Non-current assets
Mineral properties, plant and equipment	8	46,969	66,945
Deferred income taxes		-	1,108
Other non-current assets		3,428	7,874
Total assets		275,243	298,712

LIABILITIES
Current liabilities
Trade and other payables		19,711	30,209
Current income tax liabilities		3,699	5,526
Current portion of debt		200	218
Current portion of lease liabilities		9,300	12,038
Current portion of provisions	9	1,153	9,509
Related party payable	12	66,362	56,539
Liabilities held for sale	3	51,916	-
Total current liabilities		152,341	114,039

Non-current liabilities
Debt		-	91
Lease liabilities		5,252	9,157
Provisions	9	32,055	54,331
Deferred income taxes		5,061	8,192
Other non-current liabilities		-	996
Total liabilities		194,709	186,806

SHAREHOLDERS' EQUITY	16
Share capital		378,003	378,003
Deficit		(297,469)	(266,097)
Total shareholders' equity		80,534	111,906
Total liabilities and shareholders' equity		275,243	298,712

Nature of Operations (note 1)
Commitments and Contingencies (note 13)
Events after reporting period (note 16)

The accompanying notes are an integral part of these interim condensed combined financial statements.

3

FLORIDA CANYON GOLD INC. INTERIM CONDENSED COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited and in thousands of United States dollars)

	Share capital	Deficit	Shareholders' equity
Balance at beginning of period	378,003	(260,549)	117,454
Net income	-	7,579	7,579
Balance, June 30, 2023	378,003	(252,970)	125,033

Balance at beginning of period	378,003	(266,097)	111,906
Net (loss) income	-	(31,372)	(31,372)
Balance, June 30, 2024	378,003	(297,469)	80,534

The accompanying notes are an integral part of these interim condensed combined financial statements.

'

4

FLORIDA CANYON GOLD INC. INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited and in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Operating activities
Net (loss) income		(32,330)	11,059	(31,372)	7,579
Items not affecting cash and other adjustments:
Depreciation, depletion and amortization		3,584	4,394	7,769	7,222
Share-based compensation expense		285	(48)	285	(48)
Net finance expense		633	505	1,198	1,105
Inventory impairment reversal	7	-	(1,551)	-	(1,551)
Impairment expense	15	40,541	-	40,541	-
Deferred tax expense		675	1,915	1,195	635
Other		(495)	76	(470)	(34)
		12,893	16,350	19,146	14,908
Changes in working capital	10	(8,008)	(4,463)	(17,146)	(12,449)
Income taxes paid		118	-	118	(90)
Interest received		34	127	207	261
Net cash provided by operating activities of continuing operations		5,037	12,014	2,325	2,630
Net cash provided by operating activities of discontinued operations		8,591	2,700	12,739	7,039
Net cash provided by operating activities		13,628	14,714	15,064	9,669

Investing activities
Expenditures on mineral properties, plant and equipment		(14,908)	1,884	(20,332)	621
Related party loan receivables		(7,109)	(13)	(15,839)	(13,681)
Net cash (used in) provided by investing activities of continuing operations		(22,017)	1,871	(36,171)	(13,060)
Net cash (used in) provided by investing activities of discontinued operations		(619)	(929)	(1,180)	7,131
Net cash (used in) provided by investing activities		(22,636)	942	(37,351)	(5,929)

Financing activities
Debt repayments		(54)	-	(109)	-
Principal lease payments		(3,212)	(3,776)	(6,398)	(6,709)
Related party loan payables		6,148	(94)	8,600	(5,690)
Interest paid		(410)	(293)	(663)	(614)
Net cash provided by (used in) financing activities of continuing operations		2,472	(4,163)	1,430	(13,013)
Net cash used in financing activities of discontinued operations		(156)	(58)	(229)	(144)
Net cash provided (used in) financing activities		2,316	(4,221)	1,201	(13,157)
Effects of exchange rate changes on cash and cash equivalents		(995)	3,206	(1,170)	3,755
Net (decrease) increase in cash and cash equivalents		(7,687)	14,641	(22,256)	(5,662)
Cash and cash equivalents, beginning of period		26,495	24,008	41,064	44,311

Cash and cash equivalents, end of period		18,808	38,649	18,808	38,649

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these interim condensed combined financial statements.

5

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

1 NATURE OF OPERATIONS

Florida Canyon Gold Inc. (the "Company" or "FCGI") is a Canadian gold company that was formed under the Canada Business Corporation Act by way of a statutory amalgamation on July 8, 2024 between Alio Gold Inc., Castle Gold Corporation, Pediment Gold Corp. and San Anton Resource Corporation (the "Merger Subsidiaries"). Prior to the amalgamation, all of the companies were wholly owned subsidiaries of Argonaut Gold Inc. ("Argonaut" or "Parent"), a publicly listed company on the Toronto Stock Exchange under the Symbol "AR". On March 27, 2024, Argonaut entered into a definitive arrangement agreement (the "Agreement") to sell all of the issued and outstanding shares of Argonaut (the "Transaction"). As part of the Transaction, FCGI, which comprises Argonaut's assets in the United States and Mexico was spun out to Argonaut's existing shareholders.

The Transaction was completed on July 12, 2024. Concurrently, the Company underwent a restructuring and became a publicly listed company on TSX Venture Exchange ("TSXV") under the symbol FCGV on July 16, 2024 (note 16).

On July 16, 2024, the Company entered into a binding agreement with Heliostar Metals Ltd.("Heliostar") to sell its interests in the San Agustin mine, El Castillo mine, La Colorada mine, Cerro del Gallo project and San Antonio project (the "Mexican Assets") (note 3).

On July 28, 2024, the Company entered into a definitive arrangement agreement with Integra Resources Corp. ("Integra") to sell all of the issued and outstanding shares of FCGI pursuant to a court-approved plan of arrangement (the "Arrangement") (note 16).

The registered office of the Company is located at 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada and its head office is located at 200 Bay Street, Suite 1302, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J3.

The Company has two operating mines: the Florida Canyon mine and the San Agustin mine. Residual production is expected from two additional mines located in Mexico. The La Colorada mine was placed on care and maintenance at the end of 2023 pending a decision on strategic options for the mine, while mining activities ceased at the El Castillo mine in December 2022, and the mine is now in reclamation. The Company also has a development project Cerro del Gallo. The San Agustin mine and the El Castillo mine make up the El Castillo mining complex.

2 MATERIAL ACCOUNTING POLICIES

a) Statement of compliance and basis of presentation

These interim condensed combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to interim financial reports, including International Accounting Standard ("IAS") 34 - Interim Financial Reporting. Therefore, these interim condensed combined financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual combined financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS.

These interim condensed combined financial statements were approved by the Board of Directors on August 29, 2024.

6

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

b) Material accounting policies

These accounting policies applied in these interim condensed combined financial statements are consistent with those applied in the most recent combined financial statements for the year ended December 31, 2023, with the addition of the below.

Assets held for sale and discontinued operations

Non-current assets and disposal groups are considered held for sale when their carrying value will be:

• recovered principally through a sale transaction that is highly probable and expected to be completed within one year, and

• the underlying assets are available for immediate sale in their present condition subject only to terms that are usual and customary.

Classification as held for sale results in non-current assets and disposal groups being measured at the lower of carrying amount and fair value less cost to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the combined statement of (loss) income. Non-current assets are not depreciated or amortized once classified as held for sale. Assets and liabilities that are classified as held for sale are presented separately as current assets and current liabilities in the Company's combined balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company's business that either has been disposed of, or is classified as held for sale, and:

• represents a separate major line of business or geographical area of operations;

• is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

• is a subsidiary acquired exclusively with a view to resale.

A component of the Company comprises of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Additionally, a component will have been a cash generating unit ("CGU") or a group of CGUs while held for use. Classification of a component as a discontinued operation results in the reclassification of the after-tax loss for the comparative period being restated for the current period. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of profit or loss after tax from discontinued operations in the combined statement of (loss) income.

c) New and amended accounting standards

The following accounting amendments were adopted by the Company in the current year-to-date period:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued a new standard - IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18"), which is mandatory for annual accounting periods beginning on or after January 1, 2027. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'. The Company is currently assessing the impact of this new accounting standard on its combined financial statements.

7

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

d) Significant estimates and judgments

The preparation of these interim condensed combined financial statements requires management to make judgments, estimates, and assumptions that affect the amounts reported in the interim condensed combined financial statements and accompanying notes. Actual results may vary from those estimates and judgments due to inherent uncertainty or other factors. The Company regularly reviews its estimates and judgments. Revisions to estimates and the resulting effects on the carrying amounts of the assets and liabilities are accounted for prospectively.

Key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities applied in the preparation of these interim condensed combined financial statements, along with the judgments, estimates, assumptions, and risks discussed here reflect updates from the annual combined financial statements for the year ended December 31, 2023.

Assets held for sale

As at June 30, 2024, the Company classified certain assets and liabilities as held for sale related to the sale of the Mexican Assets as the Company deems the transaction with Heliostar highly probable of being completed within one year of that date. To complete the transaction, the Company requires regulatory approvals which the Company views as highly probable. Significant judgment was required in the application of IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") regarding the classification of the Mexican assets as held for sale and classification as discontinued operations.

The Mexican Assets represent separate geographic locations of operations. The Mexico Assets are held by separate legal entities that have their own employees, financial reporting and operations. Accordingly, the operating results of the Mexico based mining assets have been classified as discontinued operations.

Impairment on non-current assets

The Company reviews the carrying amounts of non-current assets whenever events or changes in circumstances indicate that the carrying amounts may exceed the estimated recoverable amounts. The Company determined that the sale agreements with Heliostar and Integra represent indicators that the carrying amounts of the Company's non-current assets should be assessed for impairment as at June 30, 2024.

Calculating the estimated recoverable amount of the Company's non-current assets required management to make judgments, estimates and assumptions, if changed, would significantly impact the valuation of the assets in the future.

3 HELD FOR SALE / DISCONTINUED OPERATIONS

On July 16, 2024, the Company entered into a binding agreement with Heliostar to sell its interests in the Mexican Assets. Heliostar will pay cash consideration of $5.0 million to FCGI. In addition, FCGI is entitled to cash generated by the Mexican Assets prior to July 11, 2024 and cash of $5.2 million generated from operating cash flow after July 16, 2024, subject to a minimum of $2.0 million of net working capital being left in the Mexican Assets on closing.

As part of the sale of the Mexican Assets, the Company will enter into an agreement with Heliostar to eliminate the outstanding contingent payments payable pursuant to the agreement under which Heliostar previously acquired the Ana Paula project and the conditional option payments on the San Antonio project.

The Company expects to close the sale of the Mexican Assets in the fourth quarter of 2024. The sale is subject to certain closing conditions, including applicable regulatory approvals.

8

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

As at June 30, 2024, the Mexican Assets met the criteria to be classified as held for sale and discontinued operations in accordance with IFRS 5.

Financial results of the Mexican Assets disposal groups are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues	31,375	47,079	55,623	93,209
Production costs (c)	(22,754)	(32,929)	(44,389)	(76,049)
Depreciation, depletion and amortization	(840)	(5,644)	(840)	(12,551)
Gross profit	7,781	8,506	10,394	4,609
Exploration expenses	47	(300)	(163)	(1,320)
General and administrative expenses	(1,627)	(2,469)	(3,215)	(4,092)
Net finance income	633	399	1,068	260
Other income (a)	1,856	1,719	444	331
Impairment expense (b)	(7,424)	-	(7,424)	-
Income (loss) from discontinued operations before
income taxes	1,266	7,855	1,104	(212)
Income tax (expense) recovery	(1,823)	(2,920)	(2,449)	2,451
Income (loss) from discontinued operations	(557)	4,935	(1,345)	2,239

a) During the six months ended June 30, 2024, the Company had a blockade at its El Castillo mining complex. The incremental costs related to this blockade were $1.3 million and were recognized in other expenses, offset by gain on foreign exchange.

b) As at June 30, 2024, the Company had measured the disposal group at the lower of carrying value and its estimated FVLCS, which resulted in an impairment expense of $7.4 million being recognized during the three and six months ended June 30, 2024. The impairment has been allocated $3.1 million to contingent consideration from a previous sale of the Ana Paula project and $4.3 million to the mineral properties, plant and equipment (note 8). The FVLCS was based on the consideration agreed upon with Heliostar ($5 million) and the cash flows expected to be generated from the operation of the Mexican Assets prior to closing to which the Company is entitled ($5.2 million), net of estimated transaction costs. The Company determined the composition of the CGUs and the allocation of individual assets and liabilities between the disposal group and FCGI including the exclusion of cash and certain trade receivables. The estimation of the cash flows expected to be generated from the operation of the Mexican Assets prior to closing required management to make judgements and estimates in respect of assumptions such as future commodity prices, future production and operating costs.

c) The Company recognized the following inventory impairment (reversals) related to the net realizable value of the supplies and material, work-in-process inventories and ore stockpiles held by the Mexican disposal group. The inventory impairment (reversals) are reported in production costs.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
La Colorada mine	-	841	-	(2,680)
El Castillo mining complex	-	1,058	(307)	(4,782)
	-	1,899	(307)	(7,462)

9

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

The net assets of the operations held for sale are summarized below:

June 30, 2024
Other receivables	9,016
Inventories	27,023
Prepaid income tax	18,641
Mineral properties, plant and equipment	2,418
Deferred income taxes	926
Other assets	2,856
Assets held for sale	60,880
Trade and other payables and liabilities	11,798
Income tax payable	9,160
Lease liabilities	183
Provisions	25,714
Deferred income taxes	4,019
Other non-current liabilities	1,042
Liabilities held for sale	51,916
Net assets	8,964

4 PRODUCTION COSTS

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mining	13,297	14,471	26,404	27,874
Crushing and processing	9,638	7,491	18,560	16,176
Royalties	2,230	2,026	4,200	3,309
Community relations	14	3	35	5
Mine general and administrative	3,672	2,771	6,165	4,964
Refining and desorption	174	138	345	281
Change in inventories	(2,519)	(750)	(3,591)	(7,804)
Inventory impairment (note 7)	-	(1,551)	-	(1,551)
	26,506	24,599	52,118	43,254

10

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

5 OTHER INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net foreign exchange gain (loss)	80	(218)	278	(214)
Other	27	51	43	54
	107	(167)	321	(160)

6 INCOME TAX (EXPENSE) RECOVERY

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Current income tax (expense) recovery	(114)	1,112	(134)	439
Deferred income tax (expense) recovery	(675)	966	(1,195)	124
	(789)	2,078	(1,329)	563

7 INVENTORIES

	June 30, 2024	December 31, 2023
Finished goods	341	1,411
Work-in-process	52,244	75,470
Materials and supplies	4,841	15,064
	57,426	91,945

Cost of inventories recognized as an expense in cost of sales totaled $59.9 million for the six months ended June 30, 2024 (six months ended June 30, 2023 - $50.5 million).

The Company recognized inventory impairment reversal of $nil for the three and six months ended June 30, 2024 ($1.6 million for the three and six months ended June 30, 2023) at the Florida Canyon mine related to the net realizable value of the work-in-process inventories. The inventory impairment reversal is reported in production costs (note 4).

11

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

8 MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance as at December 31, 2023	716,267	230,589	129,943	1,076,799
Additions	26,175	2,034	481	28,690
Disposals	-	(1,322)	-	(1,322)
Reclassification of asset held for sale	(618,633)	(145,009)	(130,424)	(894,066)
Balance as at June 30, 2024	123,809	86,292	-	210,101

Accumulated depreciation, depletion, amortization
Balance as at December 31, 2023	701,124	185,629	123,101	1,009,854
Depreciation, depletion and amortization	1,797	4,900	-	6,697
Disposals	-	(1,322)	-	(1,322)
Impairment (note 3, 15)	13,973	25,096	2,805	41,874
Reclassification of asset held for sale	(623,128)	(144,937)	(125,906)	(893,971)
Balance as at June 30, 2024	93,766	69,366	-	163,132

Net book value
Net book value at December 31, 2023	15,143	44,960	6,842	66,945
Net book value at June 30, 2024	30,043	16,926	-	46,969

During the three and six months ended June 30, 2024, the Company recognized an impairment expense of $4.3 million (2023 - $nil) for mineral properties, plant and equipment, and exploration and evaluation assets related to the Mexican Assets held for sale (note 3). The Company recognized an additional impairment expense of $37.5 million (2023 - $nil) for mineral properties, plant and equipment related to the Florida Canyon mine (note 15).

Included in the mineral properties balance at June 30, 2024 is $3.1 million (December 31, 2023 - $0.01 million) related to deferred stripping costs.

12

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

9 PROVISIONS

	June 30, 2024	December 31, 2023
Reclamation provisions	33,208	59,998
Employee termination benefits	-	3,842
	33,208	63,840
Current portion of provision	1,153	9,509
Non-current portion of provision	32,055	54,331

10 SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes changes in working capital and other operating items:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Trade and other receivables	(4,729)	424	(4,878)	425
Inventories	(2,660)	(3,391)	(3,734)	(10,280)
Prepaid expenses and other assets	(5)	706	(428)	1,191
Trade and other payables	1,110	(4,195)	(632)	(6,977)
Income taxes	624	(88)	(11)	(338)
Related party transactions	(2,348)	2,081	(7,463)	3,530
	(8,008)	(4,463)	(17,146)	(12,449)

13

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

11 SEGMENT INFORMATION

Operating segments are those operations whose operating results are reviewed by the chief operating decision-maker to make decisions about resources to be allocated to the segments and assess their performance, provided those operations meet certain quantitative thresholds, or are deemed significant. The Company's operating segments, before aggregation, have been identified as the Company's individual operating mines. The La Colorada mine segment, San Agustin and El Castillo mine (together the El Castillo mining complex segment) and early-stage exploration operations, previously included in the Corporate and other segment, are considered assets held for sale and discontinued operations (note 3) and excluded in the segment table below. Prior period figures have been restated to reflect the changes made to the reportable operating segments in the current period.

The Company operates in the mining industry and its principal product is gold. As at June 30, 2024, the Company's producing mineral property is located in the United States (Florida Canyon mine).

	Florida Canyon	Corporate and
Three months ended June 30, 2024	mine	other	Total
Revenues	41,218	-	41,218
Production costs	26,506	-	26,506
Depreciation, depletion and amortization	3,642	-	3,642
Total cost of sales	30,148	-	30,148
Gross profit	11,070	-	11,070
General and administrative expenses	-	912	912
Exploration expenses	75	-	75
Impairment	40,541	-	40,541
Loss from operations	(29,546)	(912)	(30,458)
Capital expenditures	14,968	-	14,968

Six months ended June 30, 2024
Revenues	74,358	-	74,358
Production costs	52,118	-	52,118
Depreciation, depletion and amortization	7,751	-	7,751
Total cost of sales	59,869	-	59,869
Gross profit	14,489	-	14,489
General and administrative expenses	-	1,304	1,304
Exploration expenses	465	-	465
Impairment	40,541	-	40,541
Loss from operations	(26,517)	(1,304)	(27,821)
Capital expenditures	26,946	-	26,946

14

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

Three months ended June 30, 2023	Florida Canyon mine	Corporate and other	Total
Revenues	35,893	-	35,893
Production costs	24,599	-	24,599
Depreciation, depletion and amortization	4,394	-	4,394
Total cost of sales	28,993	-	28,993
Gross profit	6,900	-	6,900
General and administrative expenses	657	702	1,359
Exploration expenses	823	-	823
Loss from operations	5,420	(702)	4,718
Capital expenditures	4,648	89	4,737

Six months ended June 30, 2023
Revenues	58,730	-	58,730
Production costs	43,254	-	43,254
Depreciation, depletion and amortization	7,222	-	7,222
Total cost of sales	50,476	-	50,476
Gross profit	8,254	-	8,254
General and administrative expenses	788	601	1,389
Exploration expenses	823	-	823
Profit (loss) from operations	6,643	(601)	6,042
Capital expenditures	5,531	89	5,620

12 RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2024 and 2023, the following transactions were carried out with related parties. Related parties are its Parent and Prodigy Gold Inc ("Prodigy"), a subsidiary of the Parent:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue - gold sales to Parent	46,586	23,137	100,269	41,185
Related party interest expense	(97)	(210)	(420)	(679)
Related party interest income	169	174	340	515
Management fee income	471	460	886	1,408
Employee benefits	267	280	285	679

a) The Company sells gold to its Parent at a fixed price of $1,860 (2023 - $1,825). During the three and six months ended June 30, 2024, 25,234 and 42,052 ounces, respectively, (three and six months ended June 2023 - 12,220 and 22,105 ounces, respectively) were delivered. These gold sales are to satisfy gold forward contracts held by the Parent. In addition, a gold prepayment agreement is held by the Parent for the Company to sell gold at market prices. During the six months ended June 30, 2024, 10,520 (six months ended June 2023 - nil) ounces were delivered.

15

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

b) The Company has allocated employee benefits related to its employees from Parent, which are recorded in general and administrative expenses.

c) The Company charges management fees to its Parent and Prodigy which are recorded in general and administrative expense.

The balances as of June 30, 2024 and December 31, 2023 with related parties are shown below:

	June 30, 2024	December 31, 2023
Related party due to/from Parent
Receivable	7,096	4,977
Loan receivable - current	35,640	28,801
Payable	(5,519)	(5,551)
Loan payable - current	(59,312)	(50,712)

Related party due to/from Prodigy Receivable	9,923	3,507
Loan receivable - current	25,788	19,788
Payable	(381)	(276)
Loan payable - current	(1,150)	-

Receivable	17,019	8,484
Loan receivable - current	61,428	48,589
Related party receivable	78,447	57,073

Payable	(5,900)	(5,827)
Loan payable - current	(60,462)	(50,712)
Related party payable	(66,362)	(56,539)

Included in due to Parent - current loan payable are $35.6 million (December 31, 2023 - $38.7 million) of interest bearing loans with interest rates ranging between 11.54% to 14.24% (December 31, 2023 - 11.54% to 14.24%) based on market rates.

Included in due from Prodigy - current loan receivable are $25.8 million (December 31, 2023 - $19.8 million) of interest bearing loans with interest rates of 14.24% based on market rates.

As at June 30, 2024 and December 31, 2023, the entities within FCGI were guarantors of the Parent's third-party debt arrangements and the Parent had provided corporate guarantees to the Florida Canyon mine for certain surety bonds and equipment leases. On closing of the Transaction, FCGI is no longer a guarantor of the Parent's third-party debt arrangements and the Parent no longer guarantee the Florida Canyon mine's surety bonds or equipment leases. On closing of the Transaction, Alamos became the guarantor of Florida Canyon mine's surety bonds in exchange for a 2% Net Smelter Return ("NSR') pursuant to a royalty agreement (note 16) and FCGI provides guarantees for the equipment leases at the Florida Canyon mine.

16

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

13 COMMITMENTS AND CONTINGENCIES

Various tax and legal matters are outstanding from time to time. Judgments and assumptions regarding these matters are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of these on the date such changes occur.

Royalty Agreements

Florida Canyon has entered into two royalty agreements with Top Hat Partnership ("Top Hat") and Triple Flag Precious Metals Corp. ("Triple Flag"). The Company must pay 2.5% to Top Hat and 3.00% to Triple Flag of the Net Smelter Returns on all production. Royalty costs for three and six months ended June 30, 2024 in the amount of $2.2 million and $4.2 million, respectively, (three and six months ended June 30, 2023 - $2.0 million and $3.3 million, respectively) were included in production costs.

Notice of Civil Claim

Alio Gold Inc ("Alio"), a subsidiary of the Company since July 2020 received a Notice of Civil Claim from a former shareholder of Rye Patch Gold Corp. ("Rye Patch") whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (the "Court") pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed the plaintiff's application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff was pursuing an appeal of the Court's decision to dismiss the plaintiff's certification application.

The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal and remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court of British Columbia certified a class proceeding against Alio. Pursuant to the Court's decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently scheduled to proceed to trial before the British Columbia Supreme Court in June 2025.

The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, no liability was accrued in the Alio purchase price allocation and no liability has been recognized in the Company's combined financial statements.

14 FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, related party receivables and payables and related party loan receivables and payables, trade and other payables, debt, derivative assets and liabilities, and other liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. They are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

17

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The following table outlines the carrying amounts of financial assets and liabilities by category:

	June 30, 2024	December 31, 2023
Financial assets at amortized cost(1)	103,827	101,010
Financial liabilities at amortized cost(2)	(100,624)	(108,536)
Financial assets at fair value through profit or loss(3)	3,428	3,220

(1) Financial assets at amortized cost include cash and cash equivalents, receivables and related party receivables.

(2)Financial liabilities at amortized cost include accounts payable and accrued liabilities, lease liabilities, related party payables and other liabilities.

(3) Financial assets at fair value through profit or loss include reclamation deposits

The following table outlines the fair values of financial assets and liabilities measured at fair value in the interim condensed combined statements of financial position, or financial assets and liabilities measured at amortized cost but for which the fair value is disclosed, and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	As at June 30, 2024			As at December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial Assets
Reclamation deposits	3,428	-	-	3,220	-	-
Contingent consideration	-	-	-	-	-	3,074
	3,428	-	-	3,220	-	3,074
Financial Liabilities
Other liabilities	-	-	-	-	-	997
	-	-	-	-	-	997

The carrying amounts of cash and cash equivalents, receivables, related party receivable and payables, current related party loan receivable and loan payables and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

The carrying amounts of related party loan receivable, related party loan payable, and other liabilities are considered to be reasonable approximations of their fair values as either there have been no significant changes in market interest rates or the liability bears interest at a floating rate. These financial assets and liabilities were classified as Level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs.

18

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

15 IMPAIRMENT

During the three and six months ended June 30, 2024, the Company recognized an impairment for the Florida Canyon mine CGU and certain related party loans receivable as summarized in the following tables:

	Related party loans	Mineral	Plant and
	receivable	properties	equipment	Total
Florida Canyon mine	-	12,927	24,614	37,541
Florida Canyon Gold Inc.	3,000	-	-	3,000
Total	3,000	12,927	24,614	40,541

Pursuant to the arrangement with Integra on closing, FCGI shareholders will receive 0.467 of an Integra share for each FCGI share held. The Company has recorded an impairment based upon the implied value of the estimated proceeds. In order to estimate the proceeds, the Company used the share exchange ratio of FCGI shares for Integra shares as defined in the Arrangement. The estimated proceeds imply $0.43 per FCGI share based on the five days weighted average price of the Integra shares on August 20, 2024. The Company recognized an impairment expense of $37.5 million during the three months ended June 30, 2024 and allocated the impairment to the mineral properties and plant and equipment of the Florida Canyon Mine. A 5 % change in the volume weighted average price of the Integra shares in the calculation of the estimated proceeds would result in a decrease/increase in the recorded impairment of approximately $3.1 million.

16 EVENTS AFTER THE REPORTING PERIOD

Subsequent to June 30, 2024, the following events occurred:

a) On July 8, 2024, the amalgamation of the Merger Subsidiaries was completed to form FCGI. The common shares of the Merger Subsidiaries were exchanged for 65,000,000 common shares of FCGI. In July 2024, a minority interest in the shares of former Argonaut subsidiary Minera Real del Oro, S.A. de C.V ("MRO") were redeemed such that as of July 12, 2024, ("Closing Date"), FCGI wholly owns MRO. On the Closing Date, FCGI issued an additional 62,877,685 common shares to Argonaut pursuant to the FCGI Contribution Agreement (described below) resulting in 127,877,685 of common shares outstanding prior to the completion of the Transaction.

Share capital	Number of shares	Amount
As at December 31, 2023[1]	255,675,318	378,003
Share exchange as a result of amalgamation (a)	(190,675,318)	-
On July 8, 2024	65,000,000	378,003
Share issuance related to Contribution Agreement (b)	62,877,685	53,100
Alamos private placement (c)	10,099,027	10,000
As of July 12, 2024	137,976,712	441,103

1 The Merger Subsidiaries number of shares were as follows: Alio Gold Inc. - 85,993,371, Castle Gold Inc.- 85,866,744, Pediment Corp. - 1, San Anton Resources Corporation - 83,815,202.

19

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

Under the Agreement (note 1), each existing Argonaut stock option ("Argonaut option") was exchanged for a FCGI stock option ("FCGI option") on a 1:1 exchange basis. Each FCGI option is exercisable for 0.1 of a FCGI share. As a result, upon closing of the Transaction on the Closing Date, following the exchange of Argonaut options for FCGI options, FCGI had 1,983,271 options outstanding at a weighted average exercise price of CA$1.48 and with a weighted average expiry date of 3 years.

For the purposes of computing net loss per share, the number of shares outstanding for the period prior to the Transaction is deemed to be the number of shares issued by the Company as a result of the reorganization that occurred on July 8, 2024 (65,000,000 common shares of FCGI issued to effect the share exchange). The table below summarizes the number of common shares and the calculation of net loss per share for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(Loss) income from continuing operations	$(31,773)	$6,124	$(30,027)	$5,340
Basic and diluted net income per share	$(0.49)	$0.09	$(0.46)	$0.08
(Loss) income from discontinued operations	$(557)	$4,935	$(1,345)	$2,239
Basic and diluted net income per share	$(0.01)	$0.08	$(0.02)	$0.03
Net (loss) income	$(32,330)	$11,059	$(31,372)	$7,579
Basic and diluted net income per share	$(0.50)	$0.17	$(0.48)	$0.12
Basic and diluted shares outstanding	65,000,000	65,000,000	65,000,000	65,000,000

b) On Closing Date, FCGI, Argonaut and Alamos entered into the FCGI Contribution Agreement by which certain of the Argonaut assets and liabilities, in accordance with the Agreement, were transferred or assumed by FCGI in exchange for FCGI shares. Related party loans payable to Argonaut of $53.1 million and the issued and outstanding shares of Argonaut Gold (U.S) Inc, a former subsidiary of Argonaut with a nominal value, were contributed.

c) On the Closing Date, Alamos purchased 10,099,027 of FCGI common shares for a total subscription price of $10.0 million or $0.99 per share by way of private placement resulting in 137,976,712 of FCGI common shares outstanding. On Closing Date, Alamos retains 19.99% or 27,581,545 of FCGI's outstanding shares.

d) In July 2024, the related party payable balances were settled through an increase of $9.7 million (related party payable balance as at June 30, 2024- $13.0 million) in stated capital which was recorded in shareholders' equity and a share issuance to Argonaut in the amount of $53.4 million (related party payable balance as at June 30, 2024 - $53.3 million) as part of the FCGI Contribution Agreement (described below) and the related party receivable balances were settled through a reduction of stated capital which was recorded in shareholder's equity of $75.1 million (related party receivable balance as at June 30, 2024 - $75.4 million). On closing, related party loans receivable of $6.0 million remained outstanding from Prodigy. The Company has concluded that there is no reasonable expectation of recovery for $3.0 million of this related party loan receivable from Prodigy, resulting in an impairment expense of $3.0 million during the three months ended June 30, 2024. The related party loans receivable are non-interest bearing and due on demand.

20

FLORIDA CANYON GOLD INC. NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited and in thousands of United States dollars)

e) On the Closing Date, Alamos and FCGI entered into an agreement by which a 2% NSR based-payment on all production with respect to all properties comprising Florida Canyon mine is payable quarterly (the "Alamos NSR"). The Alamos NSR is consideration for the corporate guarantee of Alamos in an amount not to exceed $55 million ("the Guarantee") which was delivered in connection with the Florida Canyon Surety Bonds. The Guarantee supports the continuation of any existing surety bonds required by the relevant authorities in the State of Nevada. On Closing Date, Argonaut is no longer a guarantor. On closing of the Arrangement, Integra will become the guarantor of the surety bond and release the Alamos surety bond guarantee and its NSR.

f) On the Closing Date, Argonaut third party debt was repaid by Alamos and FCGI is no longer a guarantor of the debt.

g) On July 15, 2024, the Company received the final listing approval from the TSXV and commenced trading on the TSXV at the opening of the market on July 16, 2024 under the symbol "FCGV".

h) On July 28, 2024, the Company entered into a definitive arrangement agreement with Integra to sell all of the issued and outstanding shares of FCGI, including the Company's Florida Canyon mine, located in Nevada, United States and all holding companies.

Pursuant to the Arrangement, FCGI shareholders will receive 0.467 of an Integra share for each FCGI share held. Existing shareholders of Integra and FCGI will own approximately 60% and 40% of the combined company, respectively, on a fully- diluted in-the-money basis. The Arrangement is subject to the completion of the sale of the Mexican Assets.

i) On July 16, 2024, the Board of Directors approved the Omnibus Long-Term Incentive Plan ("Plan") for certain qualified directors, executive officers, employees and consultants of the Company.

On August 1, 2024, The Company granted an aggregate of 1,980,833 restricted share units ("RSU") and 498,659 deferred share units ("DSU") under the Plan to certain employees, executive officers, directors, and consultants. Each RSUs and DSUs confers upon its holder the right to receive, without payment of any consideration, one common share or, at the discretion of the Company's Board of Directors, a cash payment equal to the market value at the time the conversion takes place of such common share, with the additional option of receiving any combination of cash and common shares. The DSUs and RSUs will vest on the first anniversary of the date of grant. At the discretion of the Board, vesting may be accelerated in the event of a change of control.

21

SCHEDULE "C"

Integra Resources Corp.

Pro Forma Condensed Consolidated Financial Statements

(expressed in US dollars)

(unaudited - prepared by management)

June 30, 2024

INTEGRA RESOURCES CORP. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at June 30, 2024 (Unaudited, Expressed In United States dollars)

	Integra	Florida Canyon	Adjustments	Notes	Pro Forma Consolidated
ASSETS
Current Assets
Cash and cash equivalents	-	-	13,454,373	(3)	-
	-	-	(4,081,136)	(2)	-
	-	-	5,000,000	(1-A)	-
	-	-	5,000,000	(4)	-
	10,585,717	18,807,743	(11,063,576)	(6)	37,703,121
Marketable securities	181,871	-	-		181,871
Receivables and prepaid expenses	6,064,099	9,285,484	-		15,349,583
Other receivables	181,594	-	3,000,000	(1-B)	3,181,594
Related party receivables	-	78,448,118	(78,448,118)	(1-B)	-
Supply inventory	-	4,841,286	-		4,841,286
Mineral inventory	-	52,585,024	-		52,585,024
Assets held for sale	-	60,879,797	(60,879,797)	(1-A)	-
Total Current Assets	17,013,281	224,847,452	(128,018,254)		113,842,479
Non-current assets
Restricted cash	89,790	-	-		89,790
Long-term deposits	72,843	-	-		72,843
Deferred transaction costs - convertible debt	868,277	-	(245,967)	(4)	622,310
Lease receivable	128,248	-	-		128,248
Mineral properties	-	30,044,790	-		30,044,790
Exploration and evaluation assets	58,679,168	-	-		58,679,168
Property, plant and equipment	1,914,279	16,923,803	-		18,838,082
Other non-current assets	-	3,427,729	11,063,576	(6)	14,491,305
Right-of-use assets	728,780	-	-		728,780
Total assets	79,494,666	275,243,774	(117,200,645)		237,537,795
LIABILITIES
Current liabilities
Trade and other payables	2,698,345	19,709,761	-		22,408,106
Income taxes payable	-	3,698,807	-		3,698,807
Other liability - Cerro Colorado purchase option	363,465	-	-		363,465
Current lease liability	379,069	9,299,578	-		9,678,647
Current equipment financing liability	71,329	200,277	-		271,606
Convertible debt facility - host liability	10,915,813	-	1,824,033	(4)	12,739,846
Convertible debt facility - derivative component	232,000	-	2,930,000	(4)	3,162,000
Current reclamation and remediation liability	1,056,006	1,153,180	-		2,209,186
Related party payables	391,596	66,362,360	(66,362,360)	(1-B)	391,596
Liability held for sale	-	51,916,427	(51,916,427)	(1-A)	-
Total Current Liabilities	16,107,623	152,340,390	(113,524,754)		54,923,259
Non-current liabilities
Long-term lease liability	586,296	5,251,839	-		5,838,135
Long-term equipment financing liability	6,155	-	-		6,155
Long-term reclamation and remediation liability	21,623,683	32,055,217	-		53,678,900
Deferred tax liability	-	5,061,255	-		5,061,255
Total Liabilities	38,323,757	194,708,701	(113,524,754)		119,507,704
SHAREHOLDERS' EQUITY
Share capital	182,841,411	378,003,593	(378,003,593)	(1-C)	-
	-	-	13,454,373	(3)	-
	-	-	68,800,110	(1-C)	265,095,894
Reserves	9,670,875	-	12,986	(1-C)	9,683,861
Accumulated other comprehensive loss	10,025,059	-	-		10,025,059
Accumulated deficit	(161,366,436)	(297,468,520)	297,468,520	(1-C)	(161,366,436)
Current deficit resulting from transaction	-	-	(5,408,287)	(1-C) (2)	(5,408,287)
Total Equity	41,170,909	80,535,073	(3,675,891)		118,030,091
Total liabilities and shareholders' equity	79,494,666	275,243,774	(117,200,645)		237,537,795

2

INTEGRA RESOURCES CORP. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the year ended December 31, 2023 (Unaudited, Expressed in United States dollars)

	Integra	Florida Canyon	Mexican Business Unit Carved Out (Note 1-A)	Adjustments	Notes	Pro Forma Consolidated
Revenues	-	312,479,225	(177,775,153)	-		134,704,072
Cost of sales
Production and transportation costs	-	240,106,653	(142,472,081)	-		97,634,572
Depreciation	-	39,989,210	(23,413,062)	-		16,576,148
Total cost of sales	-	280,095,863	(165,885,143)	-		114,210,720
Gross Profit	-	32,383,362	(11,890,010)	-		20,493,352
Exploration expenses	22,009,119	6,460,129	(1,471,825)	-		26,997,423
General and administrative	5,323,694	9,302,275	(8,263,055)	4,081,136	(2)	10,444,050
Stock based compensation	1,097,850	839,414	(160,894)	-		1,776,370
Impairment charges	-	28,994,471	(53,025,004)	-		(24,030,533)
(Loss) profit from operations	(28,430,663)	(13,212,927)	51,030,768	(4,081,136)		5,306,042
Net finance income	800,699	774,403	(347,285)	-		1,227,817
Net finance expense	(1,743,606)	(2,096,632)	(951,167)	-		(4,791,405)
Other income (expense)	357,301	(165,924)	(114,433)	796,000	(4)	872,944
Total bargain purchase gain (goodwill)	-	-	-	(1,327,151)	(1-C)	(1,327,151)
Total loss carved out	-	-	(47,806,207)	-		(47,806,207)
(Loss) income before income taxes	(29,016,269)	(14,701,080)	1,811,676	(4,612,287)		(46,517,960)
Income tax (expense) recovery	-	(1,906,141)	(1,811,676)	-		(3,717,817)
(Loss) income from operations	(29,016,269)	(16,607,221)	-	(4,612,287)		(50,235,777)

NET LOSS PER SHARE
Basic and diluted	$(0.52)					$(0.37)

WEIGHTED AVERAGE NUMBER OF SHARES (000's)
Basic and diluted (000's)	56,355					136,594

3

INTEGRA RESOURCES CORP. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For six months ended June 30, 2024 (Unaudited, Expressed in United States dollars)

	Integra	Florida Canyon	Mexican Business Unit Carved Out (Note 1-A)	Adjustments	Notes	Pro Forma Consolidated

Revenues	-	74,357,691	(55,623,149)	-		18,734,542
Cost of sales
Production and transportation costs	-	52,118,134	(44,389,057)	-		7,729,077
Depreciation	-	7,750,806	(840,476)	-		6,910,330
Total cost of sales	-	59,868,940	(45,229,533)	-		14,639,407
Gross Profit	-	14,488,751	(10,393,616)	-		4,095,135
Exploration expenses	7,486,717	465,449	(162,637)	-		7,789,529
General and administrative	2,816,954	1,018,622	(3,179,587)	-		655,989
Stock based compensation	893,022	285,115	(35,200)	-		1,142,937
Impairment charges	-	40,541,003	(7,423,912)	-		33,117,091
(Loss) profit from operations	(11,196,693)	(27,821,438)	407,720	-		(38,610,411)
Net finance income	208,617	207,268	(400,575)	-		15,310
Net finance expense	(998,436)	(1,405,227)	(666,976)	-		(3,070,639)
Other income (expense)	(284,425)	322,003	(444,092)	(270,333)	(4)	(676,847)
Total loss carved out	-	-	(1,344,884)	-		(1,344,884)
(Loss) income before income taxes	(12,270,937)	(28,697,394)	(2,448,807)	(270,333)		(43,687,471)
Income tax (expense) recovery	-	(1,329,032)	2,448,807	-		1,119,775
(Loss) income from operations	(12,270,937)	(30,026,426)	-	(270,333)		(42,567,696)

NET LOSS PER SHARE
Basic and diluted	$(0.15)					$(0.26)

WEIGHTED AVERAGE NUMBER OF SHARES (000's)
Basic and diluted (000's)	80,797					161,036

4

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

DESCRIPTION OF THE TRANSACTION

These unaudited pro forma condensed consolidated financial statements have been prepared for the purposes of Business Acquisition Report of Integra Resources Corp. ("Integra" or the "Company") dated November 8th, 2024 (the "BAR"), in connection with the acquisition of Florida Canyon Gold Inc ("FCGI"), (the "Transaction").

The Transaction was announced on July 29, 2024 and closed on November 8, 2024.

Under the terms of the Transaction, Florida Canyon shareholders are entitled to receive 0.467 of a common share of Integra (each whole share, an "Integra Share") for each Florida Canyon Share held (the "Exchange Ratio"). Existing shareholders of Integra and Florida Canyon owned approximately 60% and 40%, respectively, of the outstanding Integra Shares on closing of the Transaction (but prior to the satisfaction of the escrow release conditions in respect of the previously completed equity financing described below) on a fully diluted in-the-money basis.

On closing of the Transaction, the board of directors of Integra has been reconstituted such that seven current directors of Integra remained on the board, and Integra appointed two additional directors from nominees provided by FCGI.

Details regarding the Transaction are set out in the arrangement agreement entered into between Integra and Florida Canyon dated July 28, 2024, as amended September 3, 2024, which is available under the issuer profiles of Integra and FCGI  on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca.

BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements of Integra as at June 30, 2024 have been prepared by the management of the Company for illustrative purposes only to show the effect of the Arrangement Agreement between Integra and Florida Canyon.

The accounting policies used in the construction of the unaudited pro forma condensed consolidated financial statements are those set out in Integra's consolidated financial statements as at and for the year ended December 31, 2023. These unaudited pro forma condensed consolidated financial statements have been derived from and should be read in conjunction with:

- the audited consolidated financial statements of Integra as at and for the years ended December 31, 2023 and 2022;

- the unaudited interim condensed consolidated financial statements of Integra as at and for the three and six-month periods ended June 30, 2024 and 2023;

- the audited combined financial statements of Florida Canyon as at and for the years ended December 31, 2023 and 2022; and

- the unaudited interim condensed combined financial statements of Florida Canyon as at and for the three and six months ended June 30, 2024 and 2023.

The aforementioned documents are available on the SEDAR+ at www.sedarplus.ca, or on the respective company's websites.

These unaudited pro forma condensed consolidated financial statements are prepared to give effect to and reflect the Transaction as described previously in the unaudited pro forma condensed consolidated financial statements as if:

- The close of the Transaction occurred on January 1, 2023 for the purposes of the unaudited pro forma condensed consolidated statement of operation for the year ended December 31, 2023 and the six-month period ended June 30, 2024; and

- The close of the Transaction occurred on June 30, 2024 for the purposes of the unaudited pro forma condensed consolidated statements of financial position as at June 30, 2024.

5

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

In the opinion of the Company's management, the unaudited pro forma condensed consolidated financial statements include all adjustments necessary for a fair presentation of the Transaction contemplated in the Arrangement Agreement.

The unaudited pro forma condensed consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma condensed consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of Integra for any period following June 30, 2024, will likely vary from the amounts set forth in the unaudited pro forma condensed consolidated statement of financial position, and such variation may be material.

The Transaction is considered to be a business combination under IFRS 3 Business Combinations ("IFRS 3"). The acquisition method of accounting was used to prepare these unaudited pro forma condensed consolidated financial statements with Integra identified as the acquirer. This method utilizes fair value estimates and assumptions for the allocation of the estimated purchase price to the identifiable assets and liabilities of Florida Canyon. These estimates may be materially different from the actual purchase price and fair value amounts reported subsequent to the Transaction taking place.

These pro forma financials have not been reviewed by the Company's auditors.

Bought Deal Private Placement Offering of Subscription Receipts

On August 21, 2024, Integra completed a bought deal private placement offering of 14,900,000 subscription receipts (the "Subscription Receipts") at a price of C$1.35 ($0.99) per Subscription Receipt (the "Issue Price") for gross proceeds of approximately C$20 million ($14.7 million) (the "Offering"). The Offering was conducted by Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners, together with a syndicate of underwriters including BMO Nesbitt Burns Inc., Desjardins Securities Inc., and Ventum Financial Corp. (collectively, the "Underwriters").

The gross proceeds from the Offering have been placed into escrow with TSX Trust Company (the "Subscription Receipt Agent"). Each Subscription Receipt represents the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the consideration shares to shareholders of FCGI) (the "Escrow Release Conditions"), without payment of additional consideration, one common share in the capital of Integra (the "Integra Share") subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement entered into among the Company, the Subscription Receipt Agent and the Underwriters. If the Escrow Release Conditions are satisfied on or before December 15, 2024 (the "Termination Date"), the escrowed funds, together with interest earned thereon, will be released to the Company. If the Escrow Release Conditions are not satisfied prior to the Termination Date, the escrowed funds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Subscription Receipts, and the Subscription Receipts will be cancelled and have no further force and effect. The Subscription Receipts, including the Integra Shares issuable upon conversion thereof, are subject to a statutory hold period expiring on December 22, 2024.

In connection with the Offering, and assuming the Escrow Release Conditions are satisfied prior to the Termination Date, the Underwriters will receive a cash commission equal to 6.0% of the gross proceeds from the sale of Subscription Receipts, other than in respect of certain president's list purchasers, in which case the commission was reduced to 3.0%.

Following completion of the Transaction, the net proceeds from the Offering are expected to be used to fund mine optimization opportunities at the Florida Canyon mine, continued advancement of the DeLamar and Nevada North projects and for general corporate purposes.

Since the closing of the Offering is conditional on the closing of the Transaction, these unaudited pro forma condensed consolidated financial statements give effect to the closing of the Offering.

The Escrow Release Conditions were satisfied subsequent to the quarter-end, and as a result, the escrowed funds were released to the Company, and the Subscription Receipts were exchanged for Integra Shares.

6

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

Amendments to the Beedie Capital Credit Facility

In connection with the closing of the Transaction, Integra announced that it has entered into a fourth supplemental credit agreement (the "Fourth Supplemental Credit Agreement") with Beedie Investments Ltd. ("Beedie Capital") to amend the convertible loan agreement dated July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023 and a third supplemental agreement dated as of February 20, 2024 (collectively with the Fourth Supplemental Credit Agreement, the "Credit Agreement", pursuant to which Beedie Capital agreed to loan up to $20 million (the "Convertible Facility")). Beedie Capital agreed to a second advance in the amount of $5.0 million (the "Subsequent Advance") subject to satisfying certain conditions under the Fourth Supplemental Credit Agreement, and to further amend the Convertible Facility to accommodate the assets of Florida Canyon and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Credit Agreement.

Beedie Capital and Integra further agreed to, conditional upon closing of the Transaction, amend the terms of the Credit Agreement to provide for the following: (i) subject to TSXV approval, modify the conversion price on the initial advance of $10 million (the "Initial Advance") from C$2.3625 ($1.73) per Integra Share to a 25% premium to the Issue Price, being C$1.6875 ($1.22); (ii) extension of the maturity date of the Credit Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of October 31, 2024 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the Convertible Facility continued for 36 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than $2.0 million to $5.0 million. Integra will also request to draw a second advance on the Convertible Facility in the principal amount of $5.0 million immediately following completion of the Transaction, with a conversion price equal to a 25% premium to the Issue Price.

Beedie Capital has provided their consent to the Transaction pursuant to the terms of the Arrangement Agreement, subject to, among other things, the satisfaction by Integra (or waiver by Beedie Capital) of certain conditions precedent, including the completion of the Offering in accordance with its respective terms, approval of the TSXV for the revised conversion price of the Initial Advance and the Subsequent Advance (received), and there being no other default or event of default under the Credit Agreement.

Since the amendment of the terms of the Credit Agreement is conditional on the closing of the Transaction, these unaudited pro forma condensed consolidated financial statements give effect to the amendment of the terms of the Credit Agreement.

The Transaction closed subsequent to the quarter-end, and as a result, the amendments to the Convertible Facility became effective on November 8, 2024 and the Company drew the second advance in the amount of $5.0 million.

PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the Transaction. These unaudited pro forma condensed consolidated financial statements are derived from the historical consolidated financial statements of the Company and the historical combined financial statements of Florida Canyon. These historical financial statements have been adjusted as described in the notes to these unaudited pro forma condensed consolidated financial statements.

1. On July 28, 2024, as amended September 3, 2024, Integra and Florida Canyon entered into an arrangement agreement whereby Integra agreed to acquire all of the outstanding common shares of Florida Canyon. Under the terms of the Transaction, FCGI shareholders are entitled to receive 0.467 of an Integra share for each Florida Canyon share held. The Transaction closed on November 8, 2024.

The Transaction has been accounted for as a business acquisition as Florida Canyon meets the definition of a business under IFRS 3. Based on the acquisition method of accounting, the consideration paid for Florida Canyon is allocated to its assets and liabilities based on their fair value as of the date of the completion of the Transaction. The purchase price allocation and the fair value of the assets and liabilities of FCGI included in these unaudited pro forma condensed consolidated financial statements are based on preliminary estimates, subject to final adjustments and provided for informational purposes only.

7

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

1-A.  Mexican Business Unit Carved Out

Florida Canyon has entered into a binding agreement dated July 16, 2024 with Heliostar Metals Ltd. to sell its interests in the San Agustin mine, El Castillo mine, La Colorado mine, Cerro del Gallo project and San Antonio project (collectively the "Mexican Business Unit"). The Mexican Business Unit sale completed prior to the close of the Transaction.

These unaudited pro forma condensed consolidated financial statements assume that the Mexican Business Unit sale has already closed. As a result, the Mexican Business Unit has been excluded from the results of operations and the assets and liabilities of the Mexican Business Unit (classified as held for sale in FCGI's interim condensed combined financial statements as at June 30, 2024) have been carved-out of the unaudited pro forma condensed consolidated statement of financial position. In addition,  "cash and cash equivalents" includes $5.0 million in expected proceeds for the sale of the Mexican Business Unit. FCGI is entitled to retain the cash generated by the Mexican Business Unit prior to July 11, 2024 and up to $5.2 million in cash flows from the operations of the Mexican Business Unit after July 16, 2024, subject to a minimum of $2.0 million of net working capital being left in the Mexican Business Unit on closing. These unaudited pro forma condensed consolidated financial statements do not include the estimated cash flows from the operations of the Mexican Business Unit to which FCGI is entitled subsequent to June 30, 2024.

The Business Unit sale was completed on November 7, 2024.

1-B.  Promissory Note

FCGI was formed under the Canada Business Corporation Act by way of a statutory amalgamation on July 8, 2024 between Alio Gold Inc., Castle Gold Corporation, Pediment Gold Corp. and San Anton Resource Corporation (the "Merger Subsidiaries"). Prior to the amalgamation, all of the Merger Subsidiaries were wholly owned subsidiaries of Argonaut Gold Inc. ("Argonaut"). On March 27, 2024, Argonaut entered into a definitive arrangement agreement to sell all of the issued and outstanding shares of Argonaut to Alamos. Concurrently, FCGI, was spun out to Argonaut's existing shareholders. This transaction was completed on July 12, 2024 and FCGI concurrently underwent a restructuring which resulted in the settlement of the related party receivables and payables, with the exception of $3.0 million in loans receivable. The $3.0 million in loans receivable is payable to FCGI by Argonaut's wholly owned subsidiary, Prodigy Gold Inc. ("Prodigy") For the purposes of these unaudited pro forma condensed consolidated financial statements, the settlements resulting from the restructuring have been given effect and the $3.0 million loan receivable from Prodigy has been reclassified to other receivables in the unaudited pro forma condensed consolidated statement of financial position.

The payment was received prior to the close of the Transaction.

1-C.  Purchase Price Allocation

The fair value of the consideration paid is based on the Integra November 6, 2024 share close price of $1.05 (C$1.47 in Canadian dollars translated to United States dollars at a rate of $0.7176) and the estimated fair value of the replacement options was determined using the Black-Scholes pricing model.

The preliminary purchase price of $68,841,983 has been allocated as follows:

Fair Value of Consideration Paid
Common Shares Issued	$67,972,467
Fair value of RSUs of Florida Canyon converted to Integra Shares	$637,591
Fair value of DSUs of Florida Canyon converted to Integra Shares	$190,052
Fair value of Replacement Options	$12,986
Fair Value of Consideration Paid	$68,813,096

8

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

Assets
Cash & Cash Equivalents	$23,807,743
Receivables & Prepaids	$9,285,484
Promissory Notes Receivable	$3,000,000
Inventories	$57,426,310
Mineral properties, plant and equipment	$46,968,593
Other non-current assets	$3,427,729
Total Assets	$143,915,859
Liabilities
Trades and Other Payables	$19,709,761
Income Taxes Payable	$3,698,807
Other current liabilities	$10,653,035
Long Term Lease	$5,251,839
Long Term ARO	$32,055,217
Deferred Tax Liability	$5,061,255
Total Liabilities	$76,429,914
Net Assets Acquired	$67,485,945

Fair Value of Net Assets Acquired	$67,485,945
Less: Consideration Transferred	$(68,813,096)
Bargain Purchase Gain (Goodwill)	$(1,327,151)

Transaction costs

Integra and FCGI's total transaction costs associated with the Transaction are estimated to be approximately $4.1 million and for the purposes of these unaudited pro forma condensed consolidated financial statements it has been assumed that these transaction costs will be expensed and paid on completion of the Transaction.

2. Bought Deal Private Placement Offering of Subscription Receipts

On August 21, 2024, Integra completed the bought deal private placement offering of 14,900,000 subscription receipts at a price of C$1.35 per Subscription Receipt for gross proceeds of approximately C$20.1 million ($14.7 million). The Offering was conducted by Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners, together with a syndicate of underwriters including BMO Nesbitt Burns Inc., Desjardins Securities Inc., and Ventum Financial Corp. The financing cost estimated as $1,242,055, and the net of financing proceeds of $13,454,373 have been adjusted in Equity within these unaudited pro forma condensed consolidated financial statements.

3. Amendments to the Beedie Capital Credit Facility

In connection with the closing of the Transaction, Integra entered into a Fourth Supplemental Credit Agreement with Beedie Capital to amend the Convertible Facility dated July 28, 2022 (as previously described). Beedie Capital agreed to a Subsequent Advance in the amount of $5.0 million subject to satisfying certain conditions under the Fourth Supplemental Credit Agreement, and to further amend the Convertible Facility to accommodate the assets of FCGI and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Credit Agreement.

9

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

Management analyzed the accounting treatment of loan amendment in accordance with IFRS 9 Financial Instruments. Management concluded that the original terms and new terms of the convertible debt facility are not "substantially different" and therefore, the loan amendment would be accounted for as a modification and not as an extinguishment. The adjustments to the carrying amount of the financial liability due to the modification is recognized as "Other income (expense)" in the pro forma condensed consolidated statements. The loan amendment accounting assessment and valuation is based on preliminary estimates, subject to final adjustments and provided for informational purposes only.

	As at June 30, 2024	Year ended December 31, 2023	Six months ended June 30, 2024
Statement of Financial Positions
Cash and cash equivalents	$5,000,000
Deferred transaction costs - convertible debt	$(245,967)
Convertible debt facility - host liability	$1,824,033
Convertible debt facility - derivative component	$2,930,000
Statement of Operations
Other income (expense)		$796,000	$(270,333)

5. Restricted Share Units ("RSU"), Deferred Share Units ("DSU") and Options

RSUs and DSUs of Florida Canyon will vest immediately prior to closing of the Transaction in accordance with Florida Canyon's omnibus equity incentive plan and the terms of the Arrangement, and will be exchanged for Florida Canyon Shares, with such Florida Canyon Shares subsequently exchanged for Integra Shares based on the Exchange Ratio under the Arrangement. The below table shows the expected number of Florida Canyon RSUs and DSUs after estimated withholding deductions, which could vary when the Transaction closes.

Florida Canyon options (the "Options"), whether vested or unvested, will be transferred to Integra and the holder thereof shall receive a replacement option to acquire 0.0467 of an Integra Share, at an exercise price equal to the current Option exercise price, exercisable until the original expiry date of such Option and otherwise subject to the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such Option immediately prior to the effective time of the Transaction.

	Florida Canyon Numbers	Integra will Issue
DSUs of Florida Canyon converted to Integra Shares	498,658	180,162
RSUs of Florida Canyon converted to Integra Shares	1,980,832	604,410
Options of Florida Canyon converted to Integra Options[1]	197,684	92,301

6. Surety Bonds Collateral

On closing of the transaction between Argonaut and Alamos, Alamos became the guarantor of the FCGI Surety Bonds in exchange for a 2% Net Smelter Return ("NSR') pursuant to a royalty agreement. Upon close of the Transaction, Integra will become the guarantor of the FCGI Surety Bonds, which total $55.3 million, and release the current Alamos Surety Bond Guarantee. The NSR will also be terminated. The Company will provide cash collateral equal to 20% of the surety bonds, which is approximately $11.1 million.

_______________________________

1 Following the exchange of Argonaut options for FCGI options, FCGI had 1,983,271 options outstanding (the "FCGI Options"). Each FCGI Option is exercisable for 0.1 of a FCGI share, as a result each FCGI option is exercisable for 0.0467 of an Integra Share. The figure in this table represents the amount equivalent to the number of Integra Shares issuable upon conversion of the FCGI Options.

10

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

PRO FORMA SHARE CAPITAL

Pro forma share capital as at June 30, 2024 has been determined as follows:

Pro Forma Capital Stock as at June 30, 2024	Number	Amount
Integra Common Shares Outstanding as at June 30,2024	88,458,702	$182,841,411
Florida Canyon Common Shares Outstanding[2]	137,976,712	$378,003,593
RSUs of Florida Canyon converted to Integra Shares	604,410	$637,591
DSUs of Florida Canyon converted to Integra Shares	180,162	$190,052
Shares issued under the Offering	14,900,000	$13,454,373
Elimination of Florida Canyon Shares for Accounting Purposes	(137,976,712)	$(378,003,593)
Issuance of Integra shares to Florida Canyon Shareholders	64,435,125	$67,972,467
Pro Forma Balance at June 30, 2024	168,578,399	$265,095,894

Pro forma Earnings Per Share ("EPS"):

Pro Forma - EPS - Basic and diluted	December 31, 2023	June 30, 2024
Weighted average shares, as reported (000's)	56,355	80,797
Additional Shares for Private Placement (000's)	14,900	14,900
Additional Shares for The Transaction (000's)	65,220	65,220
Weighted average shares, adjusted for Pro Forma (000's)	136,567	161,036
Net Loss, adjusted for Pro Forma (000's)	$(50,236)	$(42,568)
Pro Forma - EPS - Basic and diluted	$(0.37)	$(0.26)

The pro forma basic and diluted net loss per share for the year ended December 31, 2023, and six months ended June 30, 2024 are based on the historical basic number of shares of Integra common share outstanding adjusted for the impact of 65.3 million shares expected to be issued in connection with the acquisition of Florida Canyon and 14.9 million shares issued in connection with the Offering, assuming the Transaction closed on January 1, 2023.

Pro forma RSU and DSU:

Pro forma RSUs and DSUs as at June 30, 2024 has been determined as follows:

Number outstanding
Integra - RSU	1,034,043
Integra - DSU	789,137
Total	1,823,180

_______________________________

2 Florida Canyon Shares outstanding at July 12, 2024 when Florida Canyon underwent a restructuring and subsequently became a publicly listed company on TSX Venture Exchange.

11

INTEGRA RESOURCES CORP.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)

Pro forma Options:

Pro forma options as at June 30, 2024 has been determined as follows:

	Number of options outstanding	Expiry Date	Exercise price
Integra Replacement	351[3]	December 24, 2024	$2.03
Integra Replacement	11,860[3]	February 3, 2025	$3.21
Integra Replacement	4,670[3]	June 3, 2025	$1.44
Integra Replacement	93[3]	August 28, 2025	$4.06
Integra Replacement	30,239[3]	February 5, 2026	$1.38
Integra Replacement	998[3]	May 6, 2026	$3.40
Integra Replacement	637[3]	August 12, 2026	$12.67
Integra Replacement	14,386[3]	January 31, 2027	$3.10
Integra Replacement	6,078[3]	February 5, 2028	$3.12
Integra Replacement	1,405[3]	February 12, 2028	$5.07
Integra Replacement	8,249[3]	January 31, 2029	$2.09
Integra Replacement	12,714[3]	January 31, 2030	$1.81
Integra Replacement	665[3]	February 18, 2031	$2.95
Integra	40,000	September 16, 2024	$6.18
Integra	521,027	December 17, 2024	$5.46
Integra	32,000	March 16, 2025	$3.49
Integra	16,000	October 5, 2025	$8.33
Integra	113,264	December 15, 2025	$9.26
Integra	40,000	February 24, 2026	$8.45
Integra	239,844	May 28, 2026	$4.00
Integra	156,604	December 16, 2026	$5.10
Integra	201,480	January 5, 2027	$5.29
Integra	13,800	April 5, 2027	$4.16
Integra	30,100	December 15, 2027	$1.59
Integra	191,904	January 10, 2028	$1.63
Integra	1,603,371	December 20, 2028	$1.04
	3,291,739		$2.99

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3 Each Integra replacement option is exercisable for 0.0467 of an Integra Share. This figure represents the amount equivalent to the number of Integra Shares issuable upon conversion of the Integra replacement options.

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